Exhibit 99.6
REPORT
ON THE AUDIT
OF THE DOMINATION AND PROFIT AND LOSS TRANSFER
AGREEMENT BETWEEN

Convenience Translation
DRITTE BV GmbH,
Leverkusen,
and
Schering Aktiengesellschaft,
Berlin,
pursuant to § 293 b para. 1 AktG

This document is a translation of the report ,,Bericht über die Prüfung des Beherrschungs- und Gewinnabführungsvertrags zwischen der Dritte BV GmbH, Leverkusen, und der Schering Aktiengesellschaft, Berlin, gemäß § 293 b Abs. 1 AktG“ which was written in German. The translation was performed by a professional translator. Warth & Klein GmbH does not assume any responsibility for the correctness of the translation. The German version is authoritative for decisionmaking purposes.

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T a b l e   o f   C o n t e n t s

Page
A. ENGAGEMENT AND EXECUTION OF THE ENGAGEMENT	1

B. SUBJECT AND SCOPE OF THE CONTRACT AUDIT PURSUANT TO § 293 B AKTG UND § 293 E AKTG	5

C. AUDIT OF THE DOMINATION AND PROFIT AND LOSS TRANSFER AGREEMENT	7

I. Content of the Domination and Profit and Loss Transfer Agreement	7

1. Participating Companies	7

2. Management	7

3. Transfer of Profits	7

4. Assumption of Losses	8

5. Guaranteed Dividend	8

6. Compensation	9

7. Effective Date and Term	10

8. Comfort letter	10

9. Conclusion	11

II. Statements on the determination of the reasonable guaranteed dividend pursuant to § 304 AktG as well as the reasonable compensation pursuant to § 305 AktG	12

1. Method for determining the reasonable guaranteed dividend	12

2. Method for determining the reasonable cash compensation	13

3. Reasonableness of the method for determining the cash compensation	13

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 - III -

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I n d e x   o f   A n n e x e s

Annex 1:	Resolution of the District Court [Landgericht] Berlin dated 19 May 2006 on the appointment of Warth & Klein GmbH Wirtschaftsprüfungsgesellschaft, Düsseldorf, as the joint contract auditor for the intended Domination and Profit and Loss Transfer Agreement between Dritte BV GmbH, Leverkusen, and Schering AG, Berlin, pursuant to §§ 293 b, 293 c, 293 d AktG German Stock Corporations Act [Aktiengesetz, “AktG”]

Annex 2:	Domination and Profit and Loss Transfer Agreement between Dritte BV GmbH, Leverkusen, and Schering AG, Berlin, dated 31 July 2006

Annex 3:	General Engagement Terms for German Public Auditors and Public Audit Firms as of 1 January 2002
All of the calculations presented in this Report were calculated with places after the decimal point, even if they are shown for purposes of better comprehension without the places after the decimal point. For this reason, the addition of values in tables can lead to discrepancies in the subtotals or the overall totals.

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L i s t   o f   A b b r e v i a t i o n s

AG	Stock Corporation [Aktiengesellschaft ]
AktG	German Stock Corporations Act
AKU	Workgroup on Valuation of Enterprises
BaFin	German Agency for the Regulation of Financial Services
BGH	German Federal Supreme Civil Court [Bundesgerichtshof ]
BV	Dritte BV GmbH
BVerfGE	Collection of Decisions of the German Constitutional Court [Bundesverfassungsgericht ]
CAPM	Capital Asset Pricing Model
CDAX	Composite German Stock Index
CLL	Chronic lymphatic leukemia
DAX	German Stock Index
DCF	Discounted Cash Flow
e.g.	for example
e.V.	Registered Association
EBIT	Earnings before interest and taxes
et seq.	and the following
EU	European Union
EUR	Euro
EURIBOR	Euro Interbank Offered Rate
FDA	Food and Drug Administration
ff.	And the following
GmbH	Company with limited liability [Gesellschaft mit beschränkter Haftung]
HGB	German Commercial Code [Handelsgesetzbuch ]
IDW	Institute of Accountants in Germany e.V. [Institut der Wirtschaftsprüfer in Deutschland e.V.]
IDW S 1	IDW Standard: for performing company valuations dated 18 October 2005 [Grundsätze zur Durchführung von Unternehmensbewertungen]
IFRS	International Financial Reporting Standards
Inc.	Incorporated
KGaA	Limited Partnership based on shares [Kommanditgesellschaft auf Aktien]
KPMG	KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaf

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Wirtschaftsprüfungsgesellschaft
KSt	German Corporate Income Tax [Körperschaftsteuer]
m	Million(s)
MRI	Magnetic resonance imaging
MS	Multiple Sclerosis
no.	number
NZG	Neue Zeitschrift für Gesellschaftsrecht [publication on German corporate law]
para.	paragraph
sol	Solidarity Surcharge [Solidaritätszuschlag]
typ.	typified
USA	United States of America
USD	US Dollar
WACC	weighted average cost of capital

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A. ENGAGEMENT AND EXECUTION OF THE ENGAGEMENT
The
Dritte BV GmbH,
Leverkusen,
as the majority participating company and
Schering AG,
Berlin,
(hereinafter, also the “Company”),
as the majority held company concluded a Domination and Profit and Loss Transfer Agreement on 31 July 2006 pursuant to § 291 para. 1 AktG. The Domination and Profit and Loss Transfer Agreement will be presented to the extraordinary shareholders meeting of Schering AG on 13 September 2006 for consent.
Upon joint application of the management of Dritte BV GmbH and the management board of Schering AG, the District Court in Berlin selected and appointed us to be the joint auditor of the intended Domination and Profit and Loss Transfer Agreement in an order dated 19 May 2006 pursuant to §§ 293 b, 293 c, 293 d AktG (Annex 1).
The subject of our audit is the Domination and Profit and Loss Transfer Agreement dated 31 July 2006.
Particularly the following documents were available for our audit:
▪	Domination and Profit and Loss Transfer Agreement between Dritte BV GmbH and Schering AG dated 31 July 2006 (Annex 2);

▪	Joint report of the management board of Schering AG and the Management of Dritte BV GmbH on the Domination and Profit and Loss Transfer Agreement between Schering AG and Dritte BV GmbH pursuant to § 293 a AktG dated 31 July 2006 (hereinafter, also the “Joint Report”);

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▪	Independent expert opinion of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (hereinafter also “KPMG” or the “Accountant”) dated 27 July 2006 on the determination of the company value of Schering AG as of 13 September 2006, Indicative Expert Opinion by KPMG concerning the impact on company value resulting from the possible recall of Ultravist® 370 dated 30 July 2006;

▪	Operative plans of Schering AG from December 2005 for the fiscal years 2006 through 2008 as well as the Outlook II 2006;

▪	Documents on the strategic process of Schering AG for the fiscal years 2006 through 2015, Status 20 June 2006 (business case model);

▪	Cash Value model of Schering AG for important development projects;

▪	Documents on the identification and quantification of synergies resulting from Bayer AG becoming a shareholder in Schering AG;

▪	Excerpt from the Commercial Register of Schering AG (Status 28 July 2006) and of Dritte BV GmbH (Status 9 June 2006);

▪	Articles of Association of Schering AG (Status 26 April 2006) and of Dritte BV GmbH (Status 9 December 2003);

▪	Minutes of meetings of the Supervisory Board of Schering AG dated 26 February 2003 through 14 June 2006;

▪	Minutes of meetings of the management board of Schering AG from 8 January 2003 through 20 June 2006;

▪	Annual Reports of Schering AG for the years 2004 through 2005; quarterly reports for the first and second quarter 2006;

▪	Reports of BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft on the audit of the corporate group management report as well as the corporate group financial statements of Schering AG according to international financial reporting standards (IFRS) for the fiscal years 2004 and 2005.
In addition, we have referred to publicly available information as well as capital market data.

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The independent expert opinion of KPMG, the Joint Report of the management board of Schering AG and the Management of Dritte BV GmbH as well as the Domination and Profit and Loss Transfer Agreement were already been provided to us before signing as (preliminary) drafts.
All requested information and evidence was presented to us. The management board of Schering AG, the Management of Dritte BV GmbH and the management board of Bayer AG each provided us with a declaration of completeness stating that all information and documents which were relevant for our audit were provided to us and that these items were correct.
For the purpose of our audit, we observed the applicable statement of the Institute of Accountants in Germany e.V., Düsseldorf, IDW standard: Principles on Conducting Valuations of Enterprises dated 18 October 2005 (IDW S 1).
We carried out our audit from the beginning of June to the beginning of August 2006. We received the corporate planning which served as a basis for the valuation as well as the working papers on the valuation, and we tested these in discussions with representatives of Schering AG and the Accountant with regard to their plausibility. We carried out further actions for purposes of the audit in the offices of Schering AG in Berlin and also in our offices in Düsseldorf, especially with regard to the follow-up calculation of the valuation and the audit of the methodological consistency of the valuation model.
If there were any material changes affecting the calculation of the guaranteed dividend and the cash compensation during the period between the conclusion of our audit on 2 August 2006 and the date of the resolution of the extraordinary shareholders meeting of Schering AG on 13 September 2006, these would subsequently have to be taken into account. A material change could result in consequence of the press release of Schering AG on 31 July 2006 concerning the products recall of Ultravist® 370 from the production location in Berlin and unsatisfying results of the phase-III-study for Sargramostim (Leukine®). At the termination of our audit no reliable appraisal on the impact of the company value was possible because of limited information.
We expressly draw attention to the fact that we did not carry out an audit of the accounting, the annual financial statements or the management of the participating companies. Such audits were not subject of our audit of the contract. Compliance by the corporate group financial statements for the dates 31 December 2004 and 31 December 2005 with the

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respective legal requirements has been certified without any restriction by the auditor for the financial statements to the extent that these were audited. With regard to the completeness of the financial statements and compliance with valuation requirements for balance sheet purposes, we, therefore, assume that the documents presented to us are correct.
The General Engagement Terms for German Public Auditors and Public Audit Firms as of 1 January 2002, attached as Annex 3, apply to the conduct of our engagement and our responsibility, also with regard to third parties. Our liability is determined pursuant to no. 9 of the General Engagement Terms. With regard to third parties, no. 1 para. 2 and no. 2 of the General Engagement Terms are authoritative. When using our report for purposes other than those upon which the mandate was based, care must be taken that the above General Terms and Conditions of Mandate also apply in these circumstances.

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B. SUBJECT AND SCOPE OF THE CONTRACT AUDIT PURSUANT TO § 293 B AKTG UND § 293 E AKTG
The subject and scope of the audit of the contract follows from § 293 b and 293 e AktG. Pursuant to § 293 b para. 1 AktG, the subject of our audit is the Domination and Profit and Loss Transfer Agreement agreement. The emphasis of the audit is the evaluation of the reasonableness of the guaranteed dividend (§ 304 AktG) and the compensation (§ 305 AktG). Details on the content of the audit report on the contract are set forth under § 293 e para. 1 AktG. Accordingly, the auditor of the contract must report in writing about the results of its audit. The report on the audit of the contract must conclude with a declaration about whether the proposed guaranteed dividend and the compensation are reasonable. The report on the audit must state in this regard:
1.	The methods according to which the guaranteed dividend and the compensation were determined,

2.	the reasons why the application of these methods are reasonable,

3.	which guaranteed dividends or which compensation results under the application of various methods, if various methods have been applied; at the same time it must be stated which weight the various methods have in determining the proposed guaranteed dividend or the proposed compensation and the degree to which value is placed on each of them and which specific difficulties arose during the valuation of the enterprises involved in the agreement.
The reasonableness of the guaranteed dividend and the compensation can be evaluated on the basis of an audit of the valuation of Schering AG which presents the basis for determining the guaranteed dividend and the compensation. The contract auditor must examine the valuation upon which the determination of the guaranteed dividend and the compensation were based with regard to its methodological consistency and premises concerning content. Based on the evaluation of a forward looking analytical corporate appraisal, what must be especially examined is whether the parameters relevant for the value have been properly determined and whether the planned future results appear plausible. To the extent that stock exchange prices have been used for the valuation, the determination of the stock exchange prices must be evaluated.
To the extent that the consent of the shareholders meeting to the corporate group agreement is required, under § 293 a AktG, the management board of each stock corporation

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participating in the corporate group agreement must prepare a detailed written report in which the conclusion of the corporate group agreement, the contract in its details, especially the type and amount of the guaranteed dividend under § 304 AktG and the compensation under § 305 AktG are explained and reasoned both legally and economically. Any particular difficulties in the valuation of the enterprises concluding the contract as well as the consequences for the participations of shareholders must be pointed out. According to an application by analogy of § 293 a para. 1 sentence 1 AktG, the management board of Schering AG and the Management of Dritte BV GmbH have jointly prepared the Joint Report.
The completeness and correctness of the Joint Report dated 31 July 2006 were not the subject of our audit, just as the advisability of the Domination and Profit and Loss Transfer Agreement was not the subject. To the extent that the Joint Report explains and supports the amount of the guaranteed dividend and the cash compensation, however, we have used it as an important document for the audit and appraisal of the reasonableness of the guaranteed dividend and the cash compensation.

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C. AUDIT OF THE DOMINATION AND PROFIT AND LOSS TRANSFER AGREEMENT
I. Content of the Domination and Profit and Loss Transfer Agreement
We have examined the Domination and Profit and Loss Transfer Agreement dated 31 July 2006 (hereinafter, also the “Agreement”) pursuant to § 293 b AktG. In doing this, we also took into account the explanations in Sections D and E of the Joint Report of the management board of Schering AG and the Management of Dritte BV GmbH on the Domination and Profit and Loss Transfer Agreement dated 31 July 2006 (hereinafter, also the “Joint Report”).
The necessary content required by §§ 291 para. 1 sentence 1, 299, 302 para. 1, 304 para. 1 sentence 2, 305 para. 1 AktG is contained in the Domination and Profit and Loss Transfer Agreement dated 31 July 2006 presented to us for audit.
Specifically, the Domination and Profit and Loss Transfer Agreement contains the following:
1. Participating Companies
The name and registered office of the participating companies is mentioned in the Agreement.
2. Management
Pursuant to § 1 of the Agreement, Schering AG submits the Management of its company to Dritte BV GmbH. Dritte BV GmbH is entitled to issue instructions to the management board of Schering AG with regard to the Management of the Company. Dritte BV GmbH cannot issue the instruction to the management board of Schering AG to change the Agreement, to maintain it or to terminate it. These regulations correspond to the requirements in §§ 291 para. 1 sentence 1, 299 AktG.
3. Transfer of Profits
Schering AG undertakes to transfer its entire profit to Dritte BV GmbH. Subject to establishing or dissolving reserves under § 2 para. 2 of the Agreement, the annual profit arising without the transfer of profit, as reduced by any loss carry-forward from the previous year and by the amount which must be placed in the statutory reserve, must be transferred.

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The regulation correspond to the requirements of §§ 291 para. 1, 301 AktG.
4. Assumption of Losses
Pursuant to § 3 para. 1 of the Agreement, Dritte BV GmbH undertakes to compensate for any annual loss of Schering AG arising during the course of the Agreement, to the extent this is not compensated by using amounts from the other profit reserves which are allocated to the profit reserves during the course of the Agreement. This regulation corresponds to the requirements in § 302 para. 1 AktG.
5. Guaranteed Dividend
Dritte BV GmbH guarantees in § 4 para. 1 and para. 2 of the Agreement to the minority shareholders of Schering AG for the duration of the Agreement that there will be payment of a reasonable guaranteed dividend in the growth amount of 4.60 EUR per share for each full fiscal year minus the corporate income tax and solidarity surcharge which Schering AG must pay for this amount according to the respective rate applicable to the taxes for the relevant fiscal year. The deduction is only to be taken from the gross amount of 3.70 EUR contained in the guaranteed dividend per share representing profits burdened by German corporate income tax.
The guaranteed dividend will be granted for the first time for the fiscal year in which the Agreement takes effect. If the Agreement takes effect in fiscal year 2006, the guaranteed dividend per share is reduced by the amount which Schering AG distributes as a dividend per share for the fiscal year 2006. If the Agreement ends during a fiscal year of Schering AG or if Schering AG establishes a partial fiscal year during the period for which the obligation to transfer profit exists, the guaranteed dividend is reduced pro rata temporis (§ 4 para. 3 and para. 4 of the Agreement).
In the event of an increase of the share capital of Schering AG upon issuing new stock, the guaranteed dividend per share is reduced by an amount so that the total amount of the guaranteed dividend remains unchanged. If the share capital of Schering AG is increased by a cash contribution or a contribution in kind, the rights under § 4 of the Agreement also apply for the shares taken by minority shareholders under the capital increase (§ 4 para. 6 of the Agreement).

Convenience Translation – only the German Version is legally binding

If a court sets a higher guaranteed dividend in a non appealable manner in court proceedings [Spruchverfahren], minority shareholders can demand a corresponding supplement to the guaranteed dividend they have obtained even if they have taken compensation in the meantime. All other minority shareholder will also be placed on the same footing in the same manner if Dritte BV GmbH undertakes towards a shareholder of Schering AG to pay a higher guaranteed dividend in a settlement to avoid or to conclude such court proceedings (§ 4 para. 7 of the Agreement).
The regulation on the guaranteed dividend is in accordance with § 304 AktG. With regard to the determination of the guaranteed dividend, we refer to Section C.III.2.
6. Compensation
Dritte BV GmbH undertakes in § 5 para. 1 of the Domination and Profit and Loss Transfer Agreement, to acquire the shares of a minority shareholder of Schering AG upon demand in exchange for cash compensation of 89.00 EUR per share.
The obligation of Dritte BV GmbH to acquire the shares is subject to a deadline. The deadline ends two months after the date on which the registration of the existence of the Agreement in the commercial register for Schering AG is deemed to have been publicly announced pursuant to § 10 HGB. This does not affect an extension of the deadline pursuant to § 305 para. 4 sentence 3 AktG (§ 5 para. 2 of the Agreement).
If the share capital of Schering AG is increased by issuing new stock using corporate funds prior to expiration of the deadline set forth in § 5 para. 2 of the Agreement, the compensation per share is reduced by an amount so that the total amount of the compensation remains the saying. If the share capital of Schering AG is increased by a cash contribution or contribution in kind, the rights under § 5 of the Agreement also apply to the shares taken by the minority shareholders under the capital increase (§ 5 para. 4 of the Agreement).
In the case of court proceedings [Spruchverfahren] in which the court determines higher compensation in a legally binding decision, shareholders who have already received compensation can demand a corresponding supplement to the compensation. All other minority shareholders will also be placed on the same footing if Dritte BV GmbH undertakes to pay a higher compensation in a settlement to avoid or conclude court proceedings are (§ 5 para. 5 of the Agreement).

Convenience Translation – only the German Version is legally binding

In the case of a termination of the Agreement by Dritte BV GmbH after expiration of the deadline for accepting the offer of cash compensation, every minority shareholder at that time will be granted the right to sell the Schering stock it holds at the time of termination to Dritte BV GmbH. Dritte BV GmbH undertakes to acquire the shares of any shareholder exercising this right for amount of 89.00 EUR per share or for a higher amount of cash compensation determined legally binding by a court (§ 5 para. 6 of the Agreement).
The regulation on cash compensation is in accordance with § 305 AktG. With regard to the determination of a cash compensation, we refer to Section C.III.3.
7. Effective Date and Term
The effective date and the term of the Domination and Profit and Loss Transfer Agreement are set forth in § 6 of the Agreement. The effectiveness depends on the consent of the shareholders meeting of Schering AG and the shareholders meeting of Dritte BV GmbH as well as the subsequent registration of the Agreement in the commercial register (see, § 6 para. 1 and para. 2 of the Agreement). The Agreement takes effect upon registration of the Agreement in the commercial register. The Agreement is concluded for indefinite period and can be terminated in writing by giving six months notice effective at the end of a fiscal year of Schering AG. The Agreement can be terminated for the first time effective at the end of the fiscal year which ends at least five calendar years after the beginning of the fiscal year for which the obligation to transfer the entire profit or exists for the first time. The right to terminate for just cause is possible without complying with any notice period (§ 6 para. 4 of the Agreement). In addition, Dritte BV GmbH is entitled to give notice of termination for just cause if it no longer holds the majority of the voting rights under the shares in Schering AG.
There are no statutory provisions standing in the way of these regulations.
8. Comfort letter
§ 7 of the Agreement explains that Bayer AG as parent company of Dritte BV GmbH executed a letter of comfort by separate declaration, which is enclosed to the Domination and Profit and Loss Transfer Agreement.

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9. Conclusion
We have determined that the Domination and Profit and Loss Transfer Agreement dated 31 July 2006 completely and correctly contains the regulations required under §§ 291 et seq. AktG and, therefore, complies with the statutory provisions.

Convenience Translation – only the German Version is legally binding

II.	Statements on the determination of the reasonable guaranteed dividend pursuant to § 304 AktG as well as the reasonable compensation pursuant to § 305 AktG
1 . Method for determining the reasonable guaranteed dividend
The guaranteed dividend is provided for as follows in § 4 para. 1 and para. 2 of the Domination and Profit and Loss Transfer Agreement:
“For the term of this Agreement, BV guarantees the minority shareholders of Schering an adequate guaranteed dividend in the form of a recurring cash payment (guaranteed dividend).
The guaranteed dividend shall add up to a gross amount of EUR 4.60 per non-par share for each full fiscal year minus German corporate income tax and solidarity surcharge in accordance with the rate applicable to each of these taxes for the fiscal year concerned. This deduction is to be calculated only on the basis of the pro rata guaranteed dividend of EUR 3.70 per non-par share, included in the gross amount, arising from profits subject to German corporate income tax. According to the situation at the time of conclusion of the Agreement, the portion of the guaranteed dividend in the amount of EUR 3.70 per share consisting of profit burdened by German corporate income tax is subject to 25 % corporate income tax plus 5.5 % solidarity surcharge which constitutes a deduction of EUR 0.98. Together with the other portion of the guaranteed dividend in the amount of EUR 0.90 per share representing profits which are not subject to German corporate income tax, this results in a guaranteed dividend payment in the total amount of EUR 3.62 per non-par share for a complete fiscal year based on the circumstances existing at the time the Agreement was concluded.”
As set forth in the Joint Report, the management board of Schering AG and the management of Dritte BV GmbH have completely incorporated for themselves the discussion in the independent expert opinion by KPMG with regard to the valuation of Schering AG and the determination of the guaranteed dividend. The independent expert opinion by KPMG is attached in its complete text as an annex to the Joint Report. It contains explanations and reasoning on the principles and methods applied to determine the reasonable guaranteed dividend. According to this, the guaranteed dividend results as interest on the company value determined in the independent expert opinion.

Convenience Translation – only the German Version is legally binding

2. Method for determining the reasonable cash compensation
Dritte BV GmbH undertakes to pay cash compensation in § 5 para. 1 of the Domination and Profit and Loss Transfer Agreement as follows:
“Upon demand of a minority shareholder of Schering, BV shall acquire his shares in return for a cash compensation of EUR 89.00 per share.”
The Joint Report contains the explanations and reasoning for the principles and methods applied in determining the cash compensation. The management board of Schering AG and the management of Dritte BV GmbH have completely incorporated for themselves the discussion in the independent expert opinion by KPMG with regard to the valuation of Schering AG and the determination of the cash compensation. As has been stated in the Joint Report there, the management board of Schering AG and the management of Dritte BV GmbH set a cash compensation which is above the company value of Schering AG and the average stock exchange price of the shares of Schering AG determined by the Accountant. The offered cash compensation is based on the price which Dritte BV GmbH paid under the previous takeover offer for each offered share of Schering AG.
3. Reasonableness of the method for determining the cash compensation
Pursuant to § 305 para. 3 sentence 2 AktG, the reasonable cash compensation must take into account the circumstances of the Company at the time the resolution of its shareholders meeting on the Agreement was adopted. There are the following different methods of valuation as described below available for determining the reasonable cash compensation. According to our findings, the determination of the cash compensation leads to a reasonable result in the present case. We refer to Section C.III.3 of this Report with regard to the details of the statements of our audit.
a) Discounted earnings value and discounted cash flow
The value of the equity capital in a commercial enterprise is derived from the future, uncertain cash flows which the investor of the equity capital can anticipate. Such a company value can, therefore, be calculated as the present value of all future surpluses of receipts over expenses of the company. The principles about carrying out such a forward-looking valuation of a company

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are set forth in IDW S 1 (Standards for performing company valuations) [IDW S1: Grundsätze zur Durchführung von Unternehmensbewertungen].
In order to determine the reasonable cash compensation, a valuation of the earnings in accordance with IDW S 1 was carried out. The principles set forth in this standard, especially the explanation of the method of valuation of earnings, correspond to the predominant opinion in writings on economics and the practice of corporate appraisals. The discounted earnings value process has also been recognized by the case law in Germany. Accordingly, we find the discounted earnings value method used in this case to be reasonable in principle. Thus, the company value results from the discounting of future anticipated distributions by the Company to its shareholders, adequately adjusted for risk.
As an alternative to the use of the discounted earnings value method, it would also have been possible under IDW S 1 to conduct a valuation with the discounted cash flow (“DCF”) method. According to the DCF method in the common form used in practice (so called entity, enterprise or WACC approach), a total value of the capital of the operative business is first determined. The value of the equity capital is derived from the total value of the capital by deducting the net debt.
The discounted earnings method and the DCF method are based on the calculation of the value of the capital and, thus, have the same conceptual basis. Both methods come to the same result if the premises are the same, especially consistent planning consisting of planned profit calculations, planned balance sheets and planned cash flow calculations.
We have convinced ourselves that the premises used for the valuation of the company in this case which we are to evaluate satisfy the above described conditions. In particular, we have checked that the valuation is based on an agreed plan for the financing requirements, in addition to the planned profits.
When calculating the cash value of the forecast cash flows during the application of the discounted earnings value method, only those factors contributing to value are completely covered which can be accurately represented by the ongoing cash flows. Factors contributing to value which cannot be represented in this manner at all or only incompletely must be valued separately. In particular, this can apply to assets which are not required for the business.

Convenience Translation – only the German Version is legally binding

We consider the use of the discounted earnings method, taking further into account the assets to be separately valued, to be reasonable to the extent that a valuation on the basis of the following described methods does not lead to a higher valuation.
b) Liquidation value and net asset value
The value of the business under both the discounted earnings value method as well as under the DCF method is derived from the discounted anticipated surplus in receipts for the ongoing business. Compared to this, the liquidation value looks at the surplus in payments resulting from a liquidation. The net asset value covers the sum of payments which would be required if the company were supposed to be reestablished.
The Accountant carried out a summary estimate of the liquidation value and came to the conclusion that the company value of Schering AG is higher than the liquidation value. We have examined this sum and calculation and have convinced ourselves that the liquidation value is less than the company value. In doing this, we have concluded that a liquidation within the sense of a proper winding down of the operative business would clearly lead to clearly lower values than a continuation of the business. Furthermore, no breakup of the Company is intended according to the information provided to us by the management boards of Bayer AG, the management of the Dritte BV GmbH and the management boards of Schering AG.
The valuation of the net asset value based on replacement value results in the so called reconstruction value of the Company, which due to the general lack of intangibles would only be a partial reconstruction value. Says no independent relevance for determining the overall value of business on a going concern basis. Therefore, it is reasonable that the Accountant did not determine the net asset value.
c) Comparison based valuation
In the practice of mergers and acquisitions, it is common to determine the indicative company values or ranges of values by multiples which are considered common for the industry. When carefully conducting such valuations, on the one hand, an analysis of the past as well as the anticipated earnings situation of the valuation object is required. On the other hand, the profit multipliers must be derived from an analysis of the valuations of comparable enterprises.

Convenience Translation – only the German Version is legally binding

Such multiplier valuations only represent simplified, superficial valuations of earnings. Therefore, a comprehensive analytical valuation under the discounted earning method, such as was carried out here, is preferable.
d) Stock exchange price
The shares in Schering AG are listed. A determination of the cash compensation on the basis of the Stock exchange price is, therefore, possible.
According to the case law of the German Constitutional Court [Bundesverfassungsgericht] (Order dated 27 April 1999, BVerfGE 100, 289), the stock exchange price is generally the lowest level for compensation of minority shareholders in the case of corporate group agreements and mergers. The BGH has determined in the case of a domination and profit and loss transfer agreement in its order dated 12 March 2001 (II ZB 15/00) that the average stock exchange price in the last three months prior to the resolution of the shareholders meeting should be used for this purpose. By using an average coincidental influences and short term distortions should be eliminated.
The three month average stock exchange price cannot be determined as of the shareholders meeting of Schering AG resulting on the Agreement on 13 September 2006 at the present time because in the present case both the valuation work as well as the auditmust by its nature be completed several weeks prior to the date of the shareholders meeting of Schering AG. In light of this fact, we consider it reasonable from the point of view of the minority shareholders that the end of the observed three month period should be close to the date of the signing of the of the Domination and Profit and Loss Transfer Agreement.
Bayer AG announced on 23 March 2006 that it wanted to submit a voluntary public takeover offer to the shareholders of Schering AG through Dritte BV GmbH. The takeover offer was directed towards combining Schering AG with the pharmaceutical division of Bayer AG to make an independent division in Bayer Schering HealthCare and was, thus, directed towards a takeover of all shares in Schering AG. The question arises with regard to the importance which must be placed on the price paid here in the context of a takeover offer and which must be placed on the valuation of Schering shares reflected in the post-takeover announcement stock exchange price, for the determination of the reasonableness of the compensation pursuant to § 305 AktG (see on this point below, Section C.III.3.a)).

Convenience Translation – only the German Version is legally binding

4. Reasonableness of the Method for determining the Guaranteed Dividend
According to § 304 para. 2 sentence 1 AktG, at least an amount must be guaranteed as a reasonable guaranteed dividend which could probably be distributed to the individual share as an average participation in the profit according to the past earnings position of the company and its future outlook for earnings, taking into account reasonable depreciation and write-downs, but without establishing other profit reserves.
Thus, the forecast of an average profit available for distribution is required. Profit forecasts have been made in the context of an evaluation of the earning over several years and with regard to long term profitability. Various methods are conceivable for deriving the statutorily required average value. We consider it correct from the point of view of financial mathematics to first transform the discounted forecasts of earnings to a cash value (discounted earnings value) and to determine the average profit as a continuing amount by annuitizing this cash value. We also consider it reasonable to include separately valued assets in the determination of the guaranteed dividend.
Due to the fact that in the present case the guaranteed dividend was calculated as interest on the company value (discounted earnings value plus seperately valued assets) we find the applied method to be reasonable. With regard to the details of the findings of our audit, we refer to Section C.III.2.
5. Particular difficulties in the valuation
For Schering AG the issue concerning Chiron (see Section C.III.1.c)bb)) is very important and difficult to appraise. After the explanation of the issue was given to us, we came to the conclusion, that considering the chances and risks of this case it is included in the corporate planning in a reasonable and appropriate manner.
As a result of our audit of the valuation of Schering AG we ascertain that there are no other particular difficulties within the meaning of § 293 e para. 1 sentence 2 no. 3 AktG when valuing Schering AG.

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III. Findings of the audit in detail
We have convinced ourselves of the adequacy of the specific calculations and determinations for identifying the reasonable guaranteed dividend as well as the cash compensation:
1. Audit of the valuation of Schering AG
The principles for valuing enterprises as established in IDW S1 provide a general framework which must be specified in the individual case. The Accountant determined the company value of Schering AG on the basis of the discounted earnings value of the ongoing business plus the special items for the excess cash, the real estate not required for the business, the specifically valued participations as well as the special item for the dilution effect resulting from stock options.
This specific approach is appropriate according to our findings and represents the company value of Schering AG in a reasonable valuation model.
We have followed up the valuation in a all material steps, especially with regard to the determination of the planned profits available for distribution, the determination of the discount rate and the capitalization as of the valuation date.
a) Valuation object
The valuation object is Schering AG including its subsidiaries.
Schering AG and its material participations are fully consolidated according to IFRS both for reporting purposes as well as planning purposes. Therefore, the Accountant based the valuation on the consolidate corporate group planning. Special items were established for those subsidiaries whose future earnings were not included in the corporate group planning due to their minor relevance or due to the lack of operational activities.
The business activity of Schering AG includes
-	to research, develop, manufacture, buy and sell all types of chemical and biotechnology products; these products include in particular pharmaceuticals, pharmaceutical substances, diagnostics and vaccines for human and veterinary medicine, as well as fine chemicals, radioactive substances, and intermediates,

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-	to research, develop, manufacture, buy and sell preparations and equipment for medical and laboratory purposes; and

-	to develop, acquire and commercialize chemical, biological, and technical processes and facilities.
Schering AG concentrates its activity in the following for divisions:
The strongest division in terms of net sales is Gynecology & Andrology which develops, produces and markets hormonal contraceptives for women as well as medications for menopause management and for gynecological illnesses. In the field of oral contraceptive for females the most important products for growth are drospirenone medications as Yasmin® and Yasminelle®. In the field of gynecological therapy, Diane® is the strongest product in terms of net sales. The field of Andrology in the division develops and distributes medications against testosterone deficiency and researches products for fertility control. With Nebido®, Schering AG is the first supplier of a testosterone medication in which the number of annual injections can be reduced from twenty to four.
The Diagnostic Imaging division has focused on its core business after the decision to dispose of the radio-pharmacology business. The sale of the relevant companies to a Belgium group was concluded in the first half year of 2006. The product portfolio in detail now consists of MRI contrast agents, x-ray contrast agents as well as products for molecular and optical imaging. Schering AG through the subsidiary Medrad Inc. is also active in the field of application technologies for contrast agents. Magnevist® is one of the strongest products in terms of net sales which was the first contrast agent introduced into the market for magnetic resonance imaging for diagnosis, therapy planning and for the proof of successful treatment for a broad range of indication areas. In addition, Schering AG has the medications Ultravist® and Iopamiron® in the market for x-ray contrast agents. Schering AG concentrates on the development and marketing of medications for the treatment of diseases for which the possibilities for treatment are currently insufficient in the Specialized Therapeutics division. This includes especially multiple sclerosis, Crohn’s disease and Parkinson’s disease. Especially the medication Betaferon®, which is distributed in the USA and in Canada under the name Betaseron® and is used for the therapy of various forms of multiple sclerosis, has particular importance because it is the strongest individual medication of the Company in terms of net sales.

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The Oncology division develops, produces and markets medications which are used for the treatment of hematology and solid tumors. The Company has been represented in the market with Fludara®, a medication for the treatment of chronic lymphocytic leukemia (“CLL”) for more than twelve years.
The Other Activities of Schering AG include those fields for which no individual division has been specifically established. This includes primarily the dermatology business, which is operated under the designation Intendis as well as the business with pharmaceutical chemicals.
The business activity of Schering AG is divided into the sectors Europe, USA, Japan, Latin America and Canada, Asia and Pacific, as well as other regions. The segment reporting of the Company is also based on these sectors.
b) Effective date of the valuation
The effective date of the valuation for determining the company value is the date of the shareholders meeting of Schering AG in which the Domination and Profit and Loss Transfer Agreement is presented to the shareholders for approval. The extraordinary shareholders meeting is scheduled for 13 September 2006.
The Accountant shows 1 January 2006 as the technical valuation date. The forecast distributions are each first discounted to this date and are then readjusted using the discount rate to the valuation date of 13 September 2006. We consider this approach to be reasonable.
c) Determination of the earnings to be discounted to present value
aa) Corporate planning
The valuation was based on the operative corporate planning of Schering AG for the years 2006 through 2008. This planning was prepared according to the International Financial Reporting Standards (IFRS) in the second half of 2005 and was adopted and approved respectively in December 2005 by management board and the Supervisory Board of Schering AG. The planning was prepared in the course of an annually occurring regular planning process in a

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bottom-up procedure with the participation of the divisions and the regions and was reduced to a consolidated planning of earnings for Schering AG group. In order to take into account procedures occurring after the adoption of the plan, the Company made adjustments to the plan. Specifically, this involves the sale of the participation of 50 % in ALK Scherax and the radio-pharmacology business as well as a cancellation of an originally large planned development and research budget which increased the earnings.
In June 2006, strategic targets were decided by the management board of Schering AG in the course of the annually occurring strategic process and were incorporated in a “business case model” for the years 2006 through 2015. The strategic process serves the purpose of identifying strategic potential in order to allocate resources on this basis. The results of the strategic process are not used for purposes of examining the stability of value for assets in the context of financial audits (impairment testing) or for measuring the degree which management has achieved goals. The results of the strategic process were taken into account by determining the long term development of the existing products and the products in the course of development in the Accountant’s own forecast model based on the operative planning, the business case model and present value models for important pipeline projects.
In the course of the analysis of the semi-annual results by Schering AG, an updated estimate of earnings for the current fiscal year is normally prepared (Outlook II 2006). This was taken into account by the Accountant in determining the discounted earnings value (including its subsequent effects for the following fiscal years). The operative planning of Schering AG is based on a constant exchange rate during the planning period of EUR/USD 1.25. The operative planning was adjusted by the Accountant by applying the respective forward EUR/USD exchange rates after the year 2007. Furthermore, the Accountant eliminated income and expenses of the separately valued real estate which is not required for the business from the planning.
The operative planning of Schering AG for the years 2006 through 2008 as well as the business case model were prepared by the Company in each case under stand-alone assumptions. They applicably did not take into account synergies which can be anticipated solely as a result of the Domination and Profit and Loss Transfer Agreement taking effect as well as following integration measures of Schering AG into the Bayer Group. Synergies resulting from the indirect acquisition of the majority by Bayer AG independent of the Domination and Profit and Loss Transfer Agreement to be evaluated and which were anticipated at Schering AG were

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taken into account by the Accountant by modifying the original corporate planning in a manner which increased value.
bb) Analysis of the plan
We analyzed the operative planning of Schering AG for the years 2006 through 2008 in the course of our audit. Discussions on plausibility were conducted based on divisions using the documents provided to us with the responsible employees in corporate group and division controlling as well as with the Accountant. We also had the process of evaluating products in clinical development explained to us in further discussions, and we gained insights in the decision process for pipeline products as well as for planned product launches. We compared the probability for success applied to products in the development pipeline with corresponding industry standards during the course of our audit.
The review of past earnings was the starting point for our work on plausibility because these results are the first orientation for the analysis of planned numbers. In addition to the actual numbers published in the annual reports, we were also provided by the Company with the past results for the years 2004 and 2005 adjusted to take into account the results of the radio-pharmacology business (Diagnostic Imaging division) and the participation of 50 % in ALK Scherax (Specialized Therapeutics) which had been sold in the meantime. In total, the EBIT for both companies were adjusted by -15 million EUR in the year 2004 and -67 million EUR in the year 2005. The adjustments for the year 2005 consist primarily in an expense in the amount of -54 million EUR which was incurred in the course of disposing of the radio-pharmacology business.
In addition, the positions in the profit and loss statement up to the level of the operating income were adjusted by the Accountant for the years 2004 and 2005 for extraordinary or one time events. This involves for the year 2004 the adjustment by 63 million EUR and for the year 2005 of 33 million EUR income from dissolving provisions as well as the adjustment in the year 2004 for a one time burden in connection with pension plans in Japan in the amount of 31 million EUR. Furthermore, extraordinary income from dissolving provisions in the amount of 88 million EUR which were able to be realized as a result of an agreement on warranty claims resulting from the sale of the Schering participation in Aventis CropScience in the year 2002 was adjusted for the year 2005.

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The adjustments of the numbers for the past by both Schering AG as well as by the Accountant were understandable for us, and the adjusted numbers for the past were used by us for analyzing the planning.
In addition to the adjustments for the past years, we were able to follow the above mentioned adjustments to the plan for the years 2006 through 2008 (see, Section C.III.1.c)aa)) both with regard to the calculation as with regard to the content.
In accordance with the discussion in the independent expert opinion, we conducted an analysis of the operative planning 2006 through 2008 for the planned net sales and margins at the level of the divisions. The positions in the profit and loss statement between the contribution margin respectively gross profit, and operating income were examined by us at the level of the division, to the extent that division level planning occurred, and found to be plausible. We conducted an analysis of the centrally planned cost items at the corporate group level.
In the course of examining the plausibility of the sustainable earnings, we involved ourselves intensely at the level of the divisions with the current products, their patent protection and life cycle management as well as the products in the clinical development phases.
We specifically gained the following knowledge from the analysis of the divisions:
Gynecology & Andrology
The net sales in the Gynecology & Andrology division increase in the planning period from 2,180 million EUR in the year 2006 to 2,539 million EUR in the year 2008; the contribution margin developed during the same period from 1,907 million EUR (margin 87.5%) to 2,235 million EUR (margin 88.0%). The Accountant determined net sales of 2,743 million EUR and a contribution margin of 2,479 million EUR (margin 90.4%) for the sustainable earnings. The increase in the net sales results both from increased volumes as well as from an expanded assortment of products. The increase is primarily attributed to the markets in Europe and the USA. The positive planning for net sales for the US American market is based, among other items, on the net sales planning for the YAZ® product family. The planned expectations for net sales have already been specified in part because Schering AG received the approval in March 2006 from the FDA for YAZ®, a low dosage oral contraceptive, for the US market. YAZ® was then launched into the US market in April 2006. The launch of further products in the Yasmin® family in Europe and the USA is planned for the years 2007 and 2008. The patent protection (formulation) for the products in the Yasmin® family is secured until 2020; the

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patent protection for the product Mirena®, a long-term contraceptive, expires in the year 2013 (process; 2015 device) so that the risk of competition from generics is not foreseen for these products at least in the near future. The increase in the contribution margin from 2006 to 2008 is based on a change in the product mix to higher margin products such as YAZ® and Mirena®. In addition to the new launch of products of the Yasmin® family, the launch of a new application of Mirena® is planned. Other products are in early clinical development phases. The resulting estimates were reflected in the forecast model of the Accountant when determining the long term net sales and contribution margins.
Diagnostic Imaging
The net sales in the Diagnostic Imaging division increase in the planning period from 1,347 million EUR in the year 2006 to 1,524 million EUR in the year 2008; the contribution margin develops in the same period from 925 million EUR (margin 68.7%) to 1,039 million EUR (margin 68.1%). For purposes of the long term profitability, the Accountant applied net sales of 1,859 million EUR and a contribution margin of 1,233 million EUR (margin 66.3%). The increase in net sales results to the largest part from increases in the volume with existing products in markets which have already been developed and in new markets which can more than offset the price reductions resulting from the expiration of patent protection for Magnevist® in Europe in the year 2007 and in the USA in 2009 (formulation). The increase in net sales on a regional basis can be attributed primarily to the European and US American markets. The increase in net sales in the USA results from the planned extended approval of Magnevist® in the year 2007 and Ultravist® in the year 2008. On 31 July 2006 the Schering AG voluntarily recalled Ultravist® 370 from the production location in Berlin, due to the potential that particulate matter in conjunction with crystallization may be present in the product. This recall does not include other concentrations of Ultravist®. In addition to the enlarged application range of Magnevist® and Gadovist®, the development pipeline contains Paccocath, a further development project in phase III of the clinical studies. The reduction of the contribution margin results from changes in the product mix leading to more complex products with lower margins.
Specialized-Therapeutics
The net sales in the Specialized Therapeutics division increase in the planning period from 1,239 million EUR in the year 2006 to 1,414 million EUR in the year 2008; the contribution margin develop in the same period from 860 million EUR (margin 69.4%) to 1,017 million EUR (margin 71.9%). For purposes of determining long term profitability, the Accountant

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determined net sales of 1,317 million EUR and a contribution margin of 847 million EUR (margin 64.3%). The core business in this planning period is the treatment of the indication multiple sclerosis (MS) using Betaferon®. In light of the long term experience with Betaferon®, Schering AG is researching an expansion of the possibilities for application of Betaferon® in connection with the early phases of MS (BENEFIT) and in an application of higher dosages per injection (BEYOND) as part of the life cycle management. In June 2006 the expansion of the approval for Betaferon® for patients with a first MS surge was issued. The substance patent for Betaferon® expires in 2007/2008. While assuming that there will be continuing increases in the net sales of Betaferon® in the planning period until 2008, the Company anticipates that competition from generics for the periods after expiration of the patent protection resulting in decreasing net sales of Betaferon®. Certain protection is considered by the company to exist as a result of the complexity of the production process for Betaferon® , and, therefore, the anticipation is that there will be a delayed appearance of generic competing products. The expectation is also that there will be a development of oral forms of application for medications used to treat multiple sclerosis. In light of the low degree of user friendliness, it can be assumed that the demand for injected medications will decrease.
Follow-up products are supposed to achieve continued growth in the field of MS, although at a lower level. Thus, Alemtuzumab (trade name “Campath®”) is considered to be a new therapy option for MS treatment which has been today used in the treatment of cancer. The product is currently in clinical phase II, and the launch is planned for 2011. In order to supplement the development pipeline, other possibilities for licensing are being pursued. This is concentrated in the field of immunology and infection inhibiting therapies for the treatment of chronic illnesses in form of Crohn’s disease and Parkinson’s disease. Sargramostim (trade name “Leukine®”) is being developed as a product for the treatment of Crohn’s disease; it is currently in clinical phase III. On 31 July 2006 Schering AG announced, that a clinical study concerning Sargramostim did not attain the expected results. The impact on the planned product launch of Leukine® is uncertain at the moment. Spheramine® is being developed for the treatment of Parkinson’s disease. The product is currently in clinical phase II with launch planned in 2010/2011.
The decreasing net sales of Betaferon® in the estimate for the period up to 2015 are not completely offset by the anticipated risk adjusted net sales for the new products currently in the process of development, and this results in lower long term anticipated net sales for the business area Specialized Therapeutics compared to 2008. Licensing must be carried out for these new products in the pipeline. The resulting planned licensing and production costs

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exceed substantially the costs (in relation to net sales) accruing for Betaferon®/ Betaseron®. Therefore, a lower margin compared to 2008 was assumed for the estimate of long term contribution margin in the field of Specialized Therapeutics.
The existing purchase and license agreement dated 10 May 1993 existing between Schering AG and Chiron Corporation involves the production and the delivery of Betaseron® (tradename for Betaferon® for the American and Canadian market) to Schering AG. Betaferon®/Betaseron® is at the present time the strongest product in terms of net sales for Schering AG. The production for the countries in the European Union has been carried out so far by Böhringer Ingelheim Pharma GmbH & Co. KG and for the other markets by Chiron Corporation.
After the acquisition of the majority of Chiron by Novartis and the resulting change of control, Schering AG exercised its contractually provided purchase option for such a case on 24 February 2006 to acquire the assets used for the production of Betaseron®. The terms and conditions of this transaction are not yet fixed according to the information provided to us; in particular, no agreement has yet been reached between the parties about the specific assets to be acquired and, thus, the corresponding amount of the purchase price. With regard to the amount of the purchase price, Schering AG informed us about various scenarios. In reviewing the chances and risks, we consider it reasonable that for purposes of valuation overall a neutral effect on capital value should be assumed as a result of the exercise of the option.
Oncology
The net sales in the Oncology division increase in the planning period from 471 million EUR in the year 2006 to 540 million EUR in the year 2008; the contribution margin develops in the same period from 362 million EUR (margin 76.8%) to 409 million EUR (margin 75.8%). The Accountant applied a net sales of 1,276 million EUR and a contribution margin of 954 million EUR (margin 74.8%) for the long term profitability. The field of hematology has the greatest portion of the net sales in the division in the year 2006 with 59 % and 41 % are attributable to the field of therapy for solid tumors. Primarily Fludara® und Campath®, both products for the treatment of chronic lymphatic leukemia (CLL), as well as Zevalin® for the therapy of certain forms of non-Hodgkins lymphoma contribute to the average annual increase in net sales of approximately 7 % from 2006 to 2008. These products have different importance depending on the regions. While the growth in net sales in Japan is primarily characterized by the increase in net sales of Fludara®, above all Zevalin® contributes to growth of net sales in Europe. Campath® is as it was in the past also an important contributor to net sales both in

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the EU, in the USA as well as in Japan. The planned decrease in the contribution margin is amongst other due to changes in the product portfolio of both hematology and solid tumor as well as to negative price impacts on Fludara.
In order to secure net sales and earnings after the year 2008, the field of Oncology has the product TOCOSOL® in advanced clinical development (phase III). Furthermore, ZK-EPO is an additional research and development project in the field of Oncology which is intended to improve the effectiveness and safety compared to the currently available chemotherapies.
Other business activities
The net sales in the division of Other Activities increase in the planning period from 306 million EUR in the year 2006 to 334 million EUR in the year 2008; the contribution margin develops in the same period from 204 million EUR (margin 66.6%) to 235 million EUR (margin 70.2%). The Accountant applied net sales of 298 million EUR and a contribution margin of 208 million EUR (margin 69.7%) for the long term profitability. The development in the planning period is primarily the result of increased net sales in the field of dermatology. The Accountant took into account the results of the strategic process of the Company for the years 2009.
Planning Analyses at the corporate group level
After the analysis of the development of net sales and contribution margins at the level of the divisions, we were able to follow how the corporate group contribution margin is used to arrive at a gross profit. In addition to the analysis of the division specific cost positions we analyzed in an overall approach the development of the costs for marketing and distribution, research and development as well as technology and administration in the planning period at the corporate group level. The relevant cost ratios applied by the Accountant are set forth as follows:

	2004	2005	2006	2007	2008	2009 ff.
	actual	actual	plan	plan	plan	sustainable
Schering AG	adjusted	adjusted
Cost - sales-ratio	in %	in %	in %	in %	in %	in %
Net Sales (in EUR m)	4,767	5,157	5,543	5,936	6,351	7,493
Marketing and Selling	31.5%	31.7%	32.4%	31.6%	30.9%	30.6%
Engineering and Administration	11.0%	10.2%	9.4%	9.0%	8.5%	7.9%
Research and Development	18.9%	18.7%	18.4%	18.5%	18.6%	18.5%
We have compared the individual cost positions for the detailed planning period and for the years 2009 et seq. with the actual cost ratios of Schering AG in the years 2004 and 2005 and

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to the extent available with analyst forecasts for Schering AG. The cost ratios used for the years 2009 et seq. do not exceed the level of the historic cost ratios of Schering AG and are in accordance with the forecasts of analysts available to us.
In addition, we have especially submitted the costs for research and development to a plausibility examination through a comparison of the corresponding costs of comparable companies in the pharmaceutical industry. In the course of this comparison, we found that Schering AG continuously had a higher ratio for research and development in the period from 2001 to 2004 than the group of comparable companies. Commencing in 2005, the research and development expenses were in the market range. In the further plan years, the expenses for research and development are related to the net sales at a slightly reduced and almost consistent level. The assumptions for the planning were able to be supported by forecasts of analysts. The development of the other earnings in the amount of 29 million EUR in the year 2006 to -37 million EUR in the year 2008 is primarily the result of restructuring measures in the course of the FOCUS initiative set up in 2004, a comprehensive examination of strategic, operative and organizational aspects. Furthermore, the planning anticipates a decrease in the license revenues for Betaferon®/Betaseron®. For purposes of determining the long term profitability, a neutral result was applied.
Adjustments to the plan
As a result of the numbers achieved by the middle of the year, Schering AG updated the estimate for the annual profit 2006 in the course of the regular process. As a result of this and the above described necessities (see, Section C.III.c)aa)), adjustments were made by the Accountant to the plan. We have had these explained to us in discussions and have examined them with regard to plausibility.
We particularly dealt with examining the plausibility of the plan adjustments in light of the applied pre-contractual synergies. As a result of the investment by Bayer in Schering AG and the acquisition of a majority participation, both companies are combined with each other in a de facto corporate group relationship. Some advantages from being in a larger organization can be realized in a de facto corporate group relationship even without concluding an effective domination agreement.
In order to determine this potential for synergy, the integration projects were analyzed on the part of the companies by the function and department heads of both companies with regard to the extent to which they can be realized prior to the Agreement and the amount in which and

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which part of these benefits are realized for the participating companies. With regard to the issue about which measures can already be implemented in the takeover of Schering AG by Bayer AG and which measures first require the validity of a Domination Agreement in order to be valid, the legal departments of Schering AG and Bayer AG categorized the possible measures.
Documentation about the results of the pre-contractual synergies identified in this process was provided to us. This showed that the realization of pre-contractual synergies is primarily anticipated in the fields of purchasing/production as well as marketing/sales. Synergy effects are especially anticipated for field of purchasing/production as a result of the bundling of the amounts required; in the field of marketing/sales, the marketing activities of the respective other contract partner are intended to be used in some countries for some products.
We had the identification and allocation of synergies explained to us, and we consider the anticipated synergies which are allocable to Schering AG before conclusion of the Agreement to be reasonable and plausible when applied in the valuation of the Company. We did not have any knowledge to the contrary.
Sustainable earnings
In order to check the plausibility of the sustainable earnings, we had the forecast model of the Accountant explained to us. In the first place, this model illustrates the development of net sales and the contribution margin for all material existing products as well as the products in the process of development in the divisions for the years commencing with 2009. The results of the strategic process of Schering AG, the present value models for important development projects generated by Schering AG as well as market studies and analyst reports enter into this forecast model.
The Accountant took into account the expiration of patent protection and the related risk of generic competition for existing products. We checked the assumptions on generic competition under discussion with the company and on the basis of market studies. We intensively discussed the assumptions on the probability of success of the pipeline products as well as their future contributions to net sales which went into the forecast model of the Accountant with representatives of the Company and with the Accountant. The naturally complex issues in determining future contributions to success of products which are not yet ready for the market is itself subject to a rigorous multi-step process at Schering AG. We reviewed this process of reaching decisions and compared the results with those of industry

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standards for the corresponding fields of therapy. We also examined whether the forecast model of the Accountant is consistent with the growth forecasts from industry analysis provided to us. The changes in the product mix which have been considered in the forecast model and the resulting effects both on the anticipated gross profit as well as on the profitability were explained to us.
We analyzed the long term basis of the positions in the profit and loss statement between the contribution margin and growth net sales and operating income on the basis of a comparison with historic ratios of Schering AG and forecasts by analysts on the development of costs.
The forecast calculation by the Accountant for the years 2009 through 2015 and subsequently were reduced to present value as a long term profitability for the years 2009 et seq. taking into account the growth rates (see, Section C.III.1.d)). We have checked the calculation of this annuity.
We conclude on the basis of our analysis that the planning used in the valuation including the derivation of the sustainable earnings is overall plausible.
cc) Interest income
The interest income and the taxes were completely newly determined by the Accountant. The interest income was calculated by applying interest rates to the assets and liabilities positions bearing interest on the basis of the calculation for financing and based on the individual interest rates. Anticipated interest on investments was applied for the liquid funds. The contractually agreed interest was taken into account for a loan which runs until 2009.
The existing liquid funds as of 31 December 2005 (776 million EUR) were adjusted by the Accountant for the specifically valued liquid funds which were not required for operations (200 million EUR, see on this point below Section C.III1.f)) and the payments and disbursements especially accruing in the first half year of 2006. These relate especially to the sale of the participation of 50 % in ALK Scherax and the sale of the radio-pharmacology business.
This resulted in liquid funds of approximately 250 million EUR remaining at the end of the planning period, which according to the information of Schering AG are necessary to cover regularly recurring disbursements as minimum operating liquidity.

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The interest expense for pension provisions was calculated for the pension obligations existing as of 30 June 2006. The calculatory interest used to determine the market value of the pension provisions was correctly also applied for the determination of the interest expense for pension provisions by the Accountant.
We checked the calculation in the substance of the determination of interest income by the Accountant. We come to the conclusion that this was properly determined.
dd) Taxes
The applicable foreign and domestic income taxes were deducted from the profits after interest. The tax planning of Schering AG initially takes place at the level of the individual company, whereby certain peculiarities (e.g. loss carry forwards) were taken into account. Substantial discrepancies between the earnings before tax according to IFRS and the earnings according to the tax balance sheet were taken into account as well as regional tax rules. The tax planning was analyzed by the Accountant in detail and explained to us; in addition, we conducted our own testing. The result determined by the Accountant was a corporate group tax ratio for 2006 through 2008 as well as for the following years which we checked for the calculations. This amounts to between 35.5% (2006) and 35.3% (2008 et seq.).
The personal income taxes were correctly taken into account in light of the half-income procedure by applying a typical income tax rate of 35 % to half the dividend (thus, 17.5 % for the full dividend). The distribution ratio was assessed for the planning years at approximately 37 % and for long term profitability at 35 % in accordance with the distribution policy of the management board of Schering AG pursued to date.
d) Discount rate
The discounted earnings value is determined by discounting the future financial surpluses to the valuation date. The discount rate reflects the return on an alternative investment for which the cash flows must be estimated to be comparable with the cash flows for the shares in the Company to be valued in regard to the timing structure, the risk and the scope (tax treatment).
The basis for determining the discount rate is the return on a risk free investment in the capital market (risk free rate). This risk free rate is to be increased by a risk premium intended to

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cover greater lack of security for the amount of the financial return involved with an investment in the shares of the Company being valued compared to an investment in a risk free interest bearing security. When determining the risk free rate and the risk premium, tax rules must be taken into account. For the purpose of determining growth effects in the form of continuously increasing financial surpluses after the end of the detailed planning phase, the discount rate is reduced by a growth factor (growth rate).
We examined the approach of the Accountant in determining the discount rate as follows:
Risk free rate
The risk free rate represents a risk free alternative investment comparable in timing to the investment in the company being valued. In Germany bonds issued by public authorities satisfy to the greatest extent the requirement for being risk free in light of their quasi secure nature. Since a company is valued with a perpetual life, as a general rule, the return from a perpetual bond issued by the public authorities would be the risk free rate for determining the return as of the valuation date. However, since such bonds do not exist and are not traded, the observed interest structure curve of the theoretic return for bonds with a perpetual term can be used as an aid for purposes of approximation. The German Federal Bank [Deutsche Bundesbank] publishes estimates of interest structure curves on a regular basis.
If the estimates of the Federal Bank for the month of May through July 2006 are used to smooth out possible mistakes in estimation as a basis for calculating the risk free rate, the following interest structure curve arises over the years:

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This enables a determination of a uniform risk free rate before income tax of 4.5 % after rounding for all years.
Therefore, we find the risk free rate of 4.5 % before taxes used by the Accountant to be reasonable. This risk free rate was correctly recalculated to an after tax amount of 2.925 % by applying a typical income tax burden of 35%.
Risk premium
The risk premium covers the risk of an investment in shares of the company to be valued. It can be assumed that market participants are risk averse. This means that safe returns will always be preferred to anticipated values of unsafe returns in the same amount. This risk aversion can be taken into account by making a deduction from the anticipated profits or by a risk premium on top of the discount rate. Both methods are interchangeable, but in the practice risk aversion is almost exclusively taken into account by a premium on the interest rate.
A logical and understandable approach must be selected when quantifying the reasonable risk premium on top of the risk free rate. If there is only one shareholder, the risk premium can in principle be determined by applying the specific risk preferences of the shareholder. The risk preferences of the shareholder established the connection between the amount of the risk premium on the risk free rate which the investor demands for accepting the risks associated with the investment in shares in the company and the scope of these risks. Direct information about the specific form of risk preferences could be determined in the course of the valuation in principle by questioning the shareholder. In the case of numerous shareholders, a determination of the risk premium on the basis of specifically requested preferences of the individual is normally not possible. This is especially the case if a large number of minority shareholders were to be observed and the premium were to be determined on top of the risk free rate which is supposed to cover the acceptance of risks by these minority shareholders. In the first place, it is hardly possible in terms of technical calculations to compile the risk preferences of the individual shareholders to an overall preference. Secondly, all minority shareholders would have to be questioned about their risk preferences.
Therefore, an objective approach must be selected for the determination of the risk premium. The Capital Asset Pricing Model (“CAPM”) and the tax-CAPM which is based on the CAPM are

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suitable capital market models for this purpose. Capital market models derive the risk premiums indirectly from the prices on the capital markets: The prices established in the capital markets are results of the actions of the investors. Prices for securities reflect in this regard also the risk preferences of the investors when the investors knowingly and freely make a decision to purchase or sell certain securities. Thus, in the final analysis the market mechanism takes over the aggregation of risk preferences of the investors and makes apparent at the same time these aggregated preferences by way of establishing the price. This market valuation of the risks of shares by rational and risk averse investors is illustrated in a theoretical model by the CAPM and the tax-CAPM. The CAPM and the tax-CAPM, thus, provide the quantification for a reasonable risk premium in an objective context which can be checked.
The two model parameters required for calculating the amount of the risk premium according to the CAPM are the market risk premium and the beta factor. The market risk premium is the market average higher return on investments in stock required by investors compared to the return of risk free securities. The stock exchange market can be shown in this context by a broad stock index such as, for example, the DAX or the CDAX. The amount of the beta factor according to the calculation under the CAPM reflects the amount of the systematic risk of a share which cannot be diversified in capital market transactions. The higher the beta factor, the higher is the risk premium of the investors demanded by the participants in the capital markets.
The Capital Asset Pricing Model in its standard form represents a capital markets model in which costs of capital and risk premiums are explained without taking into account the effects of personal income taxes. Due to the fact that returns on shares and risk premiums, however, are influenced as a general rule by income taxes, a reality based declaration of the empirically observed returns on shares takes place by means of the tax-CAPM which expands the CAPM by explicitly taking into account the effects of personal income taxes. This is particularly reflected by the different treatment of interest income, dividends and capital gains in the stock price under German tax law. The tax-CAPM is based on the same basic logic as the CAPM. This means that in this case the risk premium is also determined using the market risk premium on the risk free rate, weighted with the beta factor. The different tax treatment of interest income, dividends and capital gains, however, is directly covered by the valuation equation in the tax-CAPM by burdening the risk free rate and the market risk premium with the respectively relevant tax rates. In the context of the tax-CAPM the beta factor remains unaffected by the adjustment for the tax effects.

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According to the tax-CAPM, the discount rate consists of the risk-free rate as reduced by the typical personal income tax and the risk premium on the basis of the tax-CAPM after personal income taxes, weighted with the beta factor.
As a result of the different tax treatment of interest income, dividend income and capital gains, the market risk premium (after tax) determined under the after tax calculation on the basis of the tax-CAPM is slightly above the market risk premium before taxes which is applied in the (standard) CAPM. In light of new empirical examinations, the working group for corporate valuations (“AKU”) (now the specialist committee for corporate valuations) considers it appropriate to apply market risk premiums on the basis of the CAPM before taxes of between 4 % and 5 % and market risk premiums after taxes of between 5 % and 6 % when making calculations under the tax-CAPM (see, the report on the 84th meeting of the AKU, IDW Special Group Reports no. 1/2 2005, p. 71). The Accountant applied the market risk premium in the amount of 5.5 % after tax using the tax-CAPM.
The beta factor, which expresses the specific corporate risk after the CAPM as well as after the tax-CAPM, is calculated using the relationship between the volatility in return for the specific stock and the fluctuations in market rates of return. The risk premium is determined under the tax-CAPM by multiplication of the market risk premium after taxes with the respective period specific beta factor.
The specific risk of the company being valued reflected by the beta factor can be further broken down into the risk of the operative business of the company and its capital structure risk which depends on the degree of debt. The beta factor of a company increases (decreases) in the case of unchanging operative risks if the level of debt of the company is increased (reduced). That is why the beta factor of the company being valued must be determined in the detailed planning phase by reference to the debt level in specific periods, which is shown in the planning. A continuous level of debt must be applied for the period after the detailed planning phase.
Since the capitalization interest rate reflects the return on an adequate alternative investment, the common practice is to determine the operative business risk of the company being valued using the beta factor by referring to the average beta factor of a group of comparable companies (peer group). The (industry) specific business risk of the alternative return is determined to this extent by the average beta factor of the peer group.

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The peer group consists of companies which are classified as comparable with the company being valued with regard to their operative business risk. The beta factors of the comparable companies observed in the capital markets first reflect both the operative risk of the company as well as the respective capital structure risk. Thus, the beta factors observed in the market must be adjusted for the respective capital structure risk (so called “unleveraging”). The resulting debt-free beta factor of the individual company (unleveraged beta) reflects exclusively the operational business risk. The debt-free beta factors of the comparable enterprises are then combined to an average value. This average value is used as the basis in the valuation for the purpose of taking into account the operative business risk of the company being valued. The capital structure risk of the company being valued is covered in the context of the calculation of the discounted earnings value by adjusting the debt-free beta factor of the peer group according to the respective periods by the varying level of debt of the company being valued (so called releveraging).
In order to determine the debt-free beta factor used when determining the discounted earnings value for Schering AG, the Accountant analyzed beta factors for Schering AG. The calculation of the debt-free beta factors was made on the basis of weekly capital market observations by way of a linear regression of the CDAX based on a one year period for three years of observation from 31 December 2002 until 31 December 2005. A range of approximately 0.60 to 0.85 resulted from the observed beta factors for these three years. The Accountant adjusted the debt based beta factors observed in the capital market for the respective capital structure risk and, thus, identified corresponding debt-free beta factors. An average value for the total period of observation of three years was determined on the basis of the debt-free beta factors of Schering AG which was approximately 0.7. When determining the discounted earnings value by the Accountant, this was based on the debt free beta factor of Schering AG. The analogous method applied by the Accountant to a group of comparable companies led to clearly higher beta factors on average.
In order to check the beta factor used by the Accountant, we first convinced ourselves about the correctness of the calculation. Furthermore, we compiled our own peer group on the basis of the data of the information service provider Bloomberg and on the basis of analyst reports. The beta factors obtained for this peer group on the basis of weekly capital market observations over a period of two years up to 28 July 2006 compared to the respective large index in the country were as follows:

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Name	leveraged Beta
ASTRAZENECA PLC	0.87
ELI LILLY & CO	0.91
GLAXOSMITHKLINE PLC	0.73
H LUNDBECK A/S	0.81
NOVARTIS AG-REG	0.83
NOVO NORDISK A/S-B	0.98
PFIZER INC	1.06
ROCHE HOLDING AG-BR	0.70
SANOFI-AVENTIS	0.81
SCHERING-PLOUGH CORP	0.86
SERONO SA-BR	0.96

Average	0.87
Median	0.86
Minimum	0.70
Maximum	1.06
The unleveraged beta factors as adjusted for the capital structure risk have a range of approximately 0.7 to 1.0. The average value is 0.82.
The debt free beta factor used by the Accountant is, thus, at the lower end of the range resulting from the calculation of the basis for the relevant peer group.
The specific risk premium applied by the Accountant as the product of the market risk premium and the beta factor is to be considered reasonable in our opinion.
Growth rate
During the course of the valuation it must be taken into account that future company profits can grow. Any growth in the corporate earnings for the individual periods in the planned accounts are covered in the detailed planning phase.
The contribution to value by the corporate surplus cash flows arising after the detailed planning phase is reflected in a simplified manner in the context of the valuation by the present value of the terminal value. The perpetual annuity must first include the anticipated long term realizable profits in the discounted earnings value formula. It can be assumed that the company being valued is in the position to increase its profits in the period after the detailed planning phase so that the corresponding growth in profits is taken into account under financial mathematics as a deduction from the capitalization interest-rate.
When determining plausible values for the growth of the corporate profits after the end of the detailed planning phase, the nominal macro economic growth serves as a basis.

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The forecast model used to determine the long-term profitability by the Accountant takes into account nominal growth expectations for the individual divisions during the years 2009 through 2015. In order to forecast the development after 2015, a growth rate was applied which included the anticipations for the development of the macro economic growth and the long-term expected growth in the pharmaceutical industry. For an estimated long-term growth rate the Accountant used 1.75%. The forecast calculation for the years 2009 through 2015 was recalculated as a long-term profitability for 2009 by taking into account this growth rate.
In our view, the growth rate is reasonable.
The expectation of long term growth also determines that the deployed capital corresponds to the growth rate. The Accountant took this at the facts into account using the retention amount of 1.75 % of the balance sheet shareholders’ equity.
On the basis of the above considerations, the Accountant reaches the following determination of the capitalization interest-rate for Schering AG:

Schering AG
Discount rate		2006	2007	2008	2009 ff.
Risk-free rate before income tax		4.50%	4.50%	4.50%	4.50%
Typified income tax	35.0%	-1.58%	-1.58%	-1.58%	-1.58%

Risk-free rate after income tax		2.93%	2.93%	2.93%	2.93%

Market risk premium after income tax		5.50%	5.50%	5.50%	5.50%
Beta factor unleveraged		0.70	0.70	0.70	0.70
Debt-equity ratio		4.16%	3.56%	3.47%	3.40%
Beta factor leveraged		0.73	0.72	0.72	0.71

Risk premium after income tax		4.02%	3.99%	3.98%	3.93%

Growth rate					-1.75%

Discount rate after income tax		6.95%	6.91%	6.90%	5.10%

This determination was able to be checked and comes to a reasonable result.
e) Capitalization
We checked the calculation of the capitalization of the anticipated distributions taking into account the growth in the balance sheet and the direct allocation of retained funds at the shareholder using the underlying discount rates as of the technical valuation date of 1 January 2006.

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We find the selected procedure to be reasonable and appropriate. This results in a discounted earnings value of Schering AG as of 1 January 2006 in the amount of 15,687 million EUR.

Schering AG	2006	2007	2008	2009 ff.
Discounted earnings value	EUR m	EUR m	EUR m	EUR m
Net income	575	743	834	982
Retention for sustainable growth	—	—	—	-52

Value impact of retention	363	469	526	586
Value impact of distribution	212	274	308	343
Typified shareholder income tax on distribution	37	48	54	60

Net earnings received	538	695	780	869

Net earnings received	538	695	780	869
Present value as of 31 Dec	16,239	16,666	17,036	—

Capitalization subtotal	16,777	17,361	17,817	869

Discount rate	6.95%	6.91%	6.90%	5.10%
Present value factor applicable to the year	0.9350	0.9354	0.9354	19.6023
Applicable present value as of 1 Jan	15,687	16,239	16,666	17,036

Discounted earnings as of 1 Jan 2006	15,687

f) Special items and assets not required for operations
Liquid funds, real property and participations which are not required for operations were valued separately. Furthermore, a special value was determined for the dilution effect resulting from stock options. Personal income taxes were not deducted in the calculation by the Accountant.
aa) Excess cash
The liquid funds not required for the business at the level as of 31 December 2005 were separately valued in their nominal of amount of 200 million EUR. After deduction of this amount, liquid funds of approximately 250 million EUR remain in the corporate group planned balance sheet at the end of the detailed planning period, which according to information of Schering AG are necessary to cover regularly recurring disbursements (see above, Section C.III1.c)cc)).

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bb) Real estate not required for operations
Real property and buildings are considered to be not required for operations if they could be freely sold without affecting the actual entrepreneurial activity. The real property not required for operations was assessed with the estimated market value, taking into account the tax burden at the corporate level in the case of a sale. We have checked the determination of the market values for the most important real property and buildings which are not required for operations. The determination of the market value for leased properties was made on the basis of a determination of present-day value on the basis of future realizable net market rents; in the case of vacant properties, rent proceeds from renting out comparable objects were used. According to our findings, the real property not required for operations was reasonably taken into account as a special item.

Schering AG
Special items real estate not required for operations		EUR m
Market value		28
Book value		21

Taxable earnings		7

Tax burden	35.50%	-3
Gross profit out of disposition		28
Tax burden		-3

Sum special item real estate not required for operations as of 1 Jan 2006		25

cc) Non consolidated subsidiaries
Schering AG has participations which are not operative or which are of minor importance which are not taken into account in the planned accounts with their proportional profits for these reasons. These participations were specially valued. The determination of value was either at the book value of the participation or, to the extent of a, at the fair market value determined on the basis of the stock exchange price. The shares in Morphosys AG were sold in the first half of 2006 and were valued as a special item with the realized proceeds from the sale.
We have checked the determination of value for the specially valued participations for the material companies. We also have checked in the case of the corporate group companies which are considered to be necessary for operations whether these are reflected in the company value. We conclude that both the participations necessary for operations as well as

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those which are not necessary for operations have been completely and reasonably reflected as such in the company value.

Schering AG
Special item non consolidated subsidiaries	EUR m
Partcipations valued by market value	30
Partcipations valued by book value	12

Sum special item non consolidated subsidiaries as of 1 Jan 2006	42

dd) Dilution effect of stock options
The exercise of stock options by employees and is in part the result that Schering AG is required to offer shares to these employees at a price which is below the then current stock exchange price. Issuing the shares has no direct effect on the liquidity of Schering AG, but it leads to a dilution effect which reduces the value of each share. An absolute amount or reducing the company value can be calculated on this basis. The dilution effect as of 1 January 2006 is – 0.6 million EUR and was taken into account as a negative special item.
We checked the calculations. They are accurate.
According to information from the Company, no other assets exist which are not required for operations. Our audit led to no findings to the contrary.
g) Company value and value per share
The Accountant determined the company value as of the valuation date of 13 September 2005 of 16,723 million EUR and a value per share of 87.63 EUR:

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Schering AG
Equity value		EUR m
Discounted earnings value		15,687
Special items excess cash		200
Special items real estate not required for operations		25
Special item non consolidated subsidiaries		42
Special items dilution effect		-1

Equity value as of 1 Jan 2006		15,953
Accumulation factor		1.0482

Equity value as of 13 Sep 2006		16,723

Number of shares		190,841,000

Value per share as of 13 Sep 2006	EUR	87.63

We checked the calculations of the increase of company value for interest after the technical valuation date of 1 January 2006 to the relevant valuation date of 13 September 2006 as well as the determination of the value per share. The share capital of Schering AG divided into 194,000,000 shares must be reduced by the number of treasury shares for purposes of determining the value per share (3,159,000, status 27 July 2006). We consider the procedure for determining the increase by the interest rate and the value per share to be appropriate.
The estimations of the Accountant concerning the possible effect resulting from the recall of Ultravist® 370 as well as the fact, that the clinical phase III study (n.o.v.e.l. 4) concerning the development of Sagramostim for Crohn’s disease did not fulfill the criteria indicate a lower company value.

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h) Plausibility of the company value
We examined the plausibility of the company value of Schering AG determined in this manner on the basis of the stock exchange price of Schering AG as well as a comparison based valuation. In addition, we determined a sensitivity analysis for how the company value of Schering AG looks when two material valuation parameters are changed.
aa) Stock exchange price of Schering AG prior to the takeover phase
The following graph shows the development of the stock exchange price of Schering AG and of the trade volumes during the period from January 2006 until 28 July 2006:
Merck KGaA announced the intent to issue a voluntary public takeover offer in exchange for payment of 77.00 EUR per share in Schering on 13 March 2006. The price for the Schering stock increased on the date of this announcement from 66.74 EUR by approximately 25 % to 83.55 EUR. At the beginning of the year, the Schering stock was still listed at 57.22 EUR.
Bayer AG announced the intent to issue a voluntary public takeover offer in exchange for payment of 86.00 EUR per share in Schering on 23 March 2006. The stock exchange price for the Schering stock then increased from 84.95 EUR on 23 March 2006 to 86.07 EUR on 24 March 2006. The reaching of a minimum quota for acceptance of 75 % was a condition for the takeover offer of Bayer AG. At the same time, the statement was made that the goal of the

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takeover offer was the acquisition of all shares in Schering AG. The deadline for the offer ran from 13 April 2006 until 31 May 2006 and was extended on 30 May 2006 until 14 June 2006. It became known during the extension period that Merck KGaA increased its shareholdings in the meantime to 21.4 % of the Schering stock. Shortly prior to the expiration of the deadline for the acceptance, Merck KGaA offered the Schering stock to Dritte BV GmbH for purchase price of 89.00 EUR. In an ad hoc notice, Bayer AG announced on 14 June 2006 that all Schering stockholders who had already offered their stock in the course of the offer process or would still do so would also receive a price of 89.00 EUR. Bayer AG announced that it at achieved control over 88 % of the stock in Schering AG in an ad hoc notification on 20 June 2006. Bayer AG also announced its adherence to the goal of complete takeover of Schering AG. The deadline for the takeover was then extended again until 6 July 2006. On 12 July 2006, Bayer AG announced that it had obtained 92.4 % of the outstanding Schering stock.
The price for the Schering stock rose there upon. On 28 July 2006 the stock exchange price amounted to 90.97 EUR.
If the development of the price for the stock in Schering AG is viewed over a longer period prior to the beginning of the takeover attempt by Merck KGaA, the following picture results:
The average stock exchange price over the shown period of time for the Schering stock is 49.46 EUR. This average is well below the price paid by Dritte BV GmbH in the course of the takeover offer.

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The stock exchange prices prior to the beginning of the takeover phase reflect the market valuation for Schering AG on a stand-alone basis without takeover influence. In light of this stand alone basis, there are no indications that the discounted earnings value is too low.
bb) Comparison based valuation
The Accountant has carried out a comparative valuation of Schering AG on the basis of multipliers. Average multipliers (mean value) on the basis of a peer group were determined for Schering AG earnings before interest and tax (EBIT, referred to at Schering as the income from operations) as well as for the annual profit. The analysis comes to the conclusion that the determined company value for Schering AG is at the upper part of the range identified on the basis of a comparison based valuation, depending on the selected multiplier and the period.
We have checked in a first step the comparison based valuation by the Accountant and have convinced ourselves about the accuracy of the calculations. A second step, we performed a comparative valuation on the basis of multipliers. This confirms the findings made by the Accountant so that we consider the determined company value to be plausible in light of the results in a comparative based valuation.
cc) Sensitivity analysis
In addition to the above mentioned comparison based valuation, we have determined how a change in the long term EBIT margin (EBIT with regard to net sales) and the beta factor affect the company value and the value per share.
Schering AG has had an above average EBIT margin in the past compared to other pharmaceutical companies. The above explained development of the Company shows the EBIT margin increasing from 15.8% (2004) to 16.9% (2005) and then to 20.4% (2009). The companies referred by us for comparison show an average EBIT margin of approximately 23.5 % in a large range from approximately 15 % to 32%.
As is the case with any planned accounts involving uncertainty, on the one hand there is the risk that increases in the EBIT margin and the EBIT will not be able to be achieved in the forecast amount. On the other hand, there is the chance that Schering AG will move closer in this aspect to other companies in the pharmaceutical field.

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When viewing the development of the EBIT margin, in our view that connection to the operative corporate risk must be considered. There is a general economic connection that in general higher expectations of return correlate with higher entrepreneurial risk. This means with regard to the pharmaceutical field of that risk your research and development projects on the one and have the chance for higher net sales (with increasing research and development expenses in advance) and increasing EBIT margins, and on the other hand the operative entrepreneurial risk expressed in the beta factor also increases. This relationship is also supported by an analysis of comparable enterprises because the comparable enterprises with a higher EBIT margin also have a tendency towards a higher beta factor than Schering AG. With regard to Schering AG can be observed that the Company currently has good products introduced in the market, especially in the divisions Gynecology & Andrology, Diagnostic Imaging and Specialized Therapeutics. The further growth in these fields and especially in the Oncology division depends, however, to a decisive degree on products which are still in development.
In order to analyze the effects of a change in the EBIT margin and the beta factor, we have duplicated the evaluation model of the Accountant. In the following matrix table we show the company value and the value per share resulting from different combinations of beta factors and EBIT margins.
EUR m

EBIT-Margin
Beta factor
unleveraged	17.0%	18.0%	19.0%	20.0%	20.4%	21.0%	22.0%	23.0%	24.0%
0.70	14,007	14,799	15,591	16,382	16,724	17,173	17,964	18,756	19,547
0.75	13,274	14,020	14,765	15,510	15,832	16,256	17,001	17,746	18,491
0.80	12,613	13,317	14,021	14,725	15,029	15,429	16,133	16,837	17,540
0.85	12,014	12,681	13,348	14,014	14,302	14,680	15,347	16,013	16,679
0.90	11,470	12,102	12,735	13,367	13,640	13,999	14,632	15,264	15,896
0.95	10,972	11,573	12,175	12,776	13,036	13,377	13,978	14,579	15,180
1.00	10,515	11,088	11,661	12,234	12,481	12,806	13,379	13,951	14,524
EUR per share

EBIT-Margin
Beta factor
unleveraged	17.0%	18.0%	19.0%	20.0%	20.4%	21.0%	22.0%	23.0%	24.0%
0.70	73.40	77.55	81.69	85.84	87.63	89.99	94.13	98.28	102.42
0.75	69.55	73.46	77.37	81.27	82.96	85.18	89.08	92.99	96.89
0.80	66.09	69.78	73.47	77.16	78.75	80.85	84.54	88.22	91.91
0.85	62.95	66.45	69.94	73.43	74.94	76.93	80.42	83.91	87.40
0.90	60.10	63.42	66.73	70.04	71.47	73.36	76.67	79.98	83.29
0.95	57.49	60.64	63.79	66.95	68.31	70.10	73.25	76.39	79.54
1.00	55.10	58.10	61.10	64.10	65.40	67.10	70.11	73.11	76.10

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The matrix table shows at an EBIT-Margin of 20.4 % and a beta factor of 0.7 the company value calculated by the Accountant except for rounding differences.
We have used the range of debt free beta factors (0.7 to 1.0) of the comparable enterprises presented above (Section C.III.1.d)). We have compared these ranges with various EBIT margins range from 17 % to 24%.
Initially it must be found that the largest portion of the determined values are below the company value determined in the independent expert opinion. It must also be noted that the above outlined economic reasoning on the correlation of expectations for returns and entrepreneurial risk does not provide economic reasons for the calculated values in the case of a high beta factor and a low EBIT margin as well as in the case of a low beta factor and a high EBIT margin.
We have outlined the relevant EBIT / beta factor combinations in our opinion.
In light of this sensitivity analysis, we consider the company value determined for Schering AG to be plausible.
2. Reasonableness of the guaranteed dividend
The basis for determining the guaranteed dividend is a valuation of the business in accordance with the principles of the discounted earnings value method pursuant to IDW S 1. These principles correspond to the predominant view in the practice of valuations and of the case law to date. According to this, a value of a company is calculated as the present value of the anticipated financial surpluses for the company.
According to § 304 para. 2 sentence 1 AktG, at least the annual payment of an amount must be guaranteed as a reasonable guaranteed dividend which could probably be distributed to the individual share as an average participation in the profit according to the past earnings position of the company and its future outlook for earnings, taking into account reasonable depreciation and write-downs, but without establishing other profit reserves. This statutory provision assures that the minority shareholder receives a guaranteed dividend which corresponds in value to the average dividend which the shareholder would receive without the corporate group agreement.
Pursuant to § 4 of the Domination and Profit and Loss Transfer Agreement, the guaranteed dividend is a gross amount of 4.60 EUR per share for each fiscal year minus corporate income tax as well a solidarity surcharge at the applicable tax rate respectively for these taxes

Convenience Translation – only the German Version is legally binding for the relevant fiscal year. The deduction is only made on the gross amount contained in the proportionate guaranteed dividend of 3.70 EUR per share profit which is subject to German corporate income tax.
As explained in the Joint Report and the independent expert opinion, the guaranteed dividend was determined by applying an interest rate to the company value of 16,723 million EUR value per share of 87.63 EUR. The corporate income tax contained in this was determined by the Accountant using a differential calculation. We have checked the reasonableness of this approach as follows:
a) Determination of the average share in the profit
The determination of average, fixed future profits in the case of actually fluctuating profit expectations takes place in the correct financial mathematical manner by applying interest to the present value of the fluctuating profits. Therefore, we consider this type of calculation of an average also to be reasonable. The inclusion of assets which are not required for the business in the calculation of the guaranteed payment by the Accountant is economically appropriate because the parties entitled to the guaranteed dividend also have a share in these assets.
The Accountant applied an interest rate of 3.413% (after typical income tax) and used the following considerations for this.
During the course of the Domination and Profit and Loss Transfer Agreement, the recipient of the guaranteed dividend receives a guaranteed fixed dividend which is guaranteed by Dritte BV GmbH and indirectly by Bayer AG by the comfort letter. To this extent, the recipient of the guaranteed dividend is the same as the holder of a bond issued by Bayer AG having an indefinite period.
The basis for the interest is, thus, the above described risk free rate in the amount of 4.5% (Section D.III.1.d)). This represents the very long-term realizable return on the quasi-secure German state bond.
The recipient of the guarantee does not have to bear any credit risk of Bayer AG going beyond the risk of a bondholder. This is also not the case if the Domination and Profit and Loss Transfer Agreement is terminated by Dritte BV GmbH because the Agreement then revives the

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claim for compensation in the amount of 89.00 EUR. In order to do determine the risk in this creditor position, bonds of Bayer AG having longer terms are reviewed.
It must also be taken into account that the recipient of the guaranteed dividend must pay tax on received interest. Since received interest is as a general rule subject to full taxation, the resulting gross interest rate must be reduced by the typical income tax of 35%.
The recipient receives a gross guaranteed dividend which is subject to the half income procedure [Halbeinkünfteverfahren]. The calculated net return is, thus, to be increased by an amount resulting before the typical tax burden of (35% / 2 =) 17.5%.
The Accountant takes this at the facts into account in the result in the same value by increasing the net guaranteed dividend by the same factor.
The interest applied to the value per share of 87.63 EUR at an interest rate of rounded 4.14 % leads to a guaranteed dividend of 3.62 EUR. The approach chosen by the Accountant to determine the guaranteed dividend leads to the same result.
We have been able to check the considerations given by the Accountant to determining the interest-rate, and we consider them to be reasonable in light of the fact that during the course of the Agreement, the guaranteed dividend is a contractually agreed fixed obligation of Dritte BV GmbH and in light of the fact that in the case of a termination by Dritte BV GmbH, the regulations in § 5 para. 6 of the Agreement apply.
b) Consideration of corporate income tax according to the case law of the BGH
With regard to the guaranteed dividend, the BGH decided in an order dated 21 July 20031 that contrary to the past practice, the foreseeable average gross profit per share are capable of being distributed, minus the (dividend) corporate income tax to be paid on this amount at the respective valid tax rate must be guaranteed as a guaranteed dividend within the meaning of § 304 para. 1 S. 1, para. 2 sentence 1 AktG is a fixed amount.
According to the above-mentioned order, the profit before corporate income taxes deemed to be the realize profit because the amount of the corporate income tax cannot itself be

[1]	see , BGH, Order dated 21 July 2003, | | ZB 17/01, NZG 2003, p 1017

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influenced by the Company; rather, it is only a result of the profit earned by the company. In particular, in the case of the future statutory reduction of the corporate income tax rate, the BGH finds that there would be an unjustified advantage for the Company or the parent company at the cost of the minority shareholder because then a correspondingly higher amount would be available for profit distributions than the guaranteed dividend which is a one-time, permanent net amount. In the case of such a reduction of the tax rate, a complete distribution of the previously determined average distributable gross profit would then in fact not take place.
According to the BGH, this approach does not question the principle of having an effective date because when determining the guaranteed dividend, the average distributable gross profit is a fixed amount derived from the objective value of the company so that only the organizational situation and the economic and legal structures of the Company existing on the valuation effective date are relevant.
We have examined the specific implementation of this case law in the Agreement to be evaluated here as follows:
The contractually provided reasonable guaranteed dividend is net 3.62 EUR. If the same calculation is performed without German corporate income tax and the corresponding solidarity surcharge, this results in a gross guaranteed dividend before corporate income tax of solidarity surcharge of 4.60 EUR. We have checked this calculation.
Accordingly, the German corporate income tax including solidarity surcharge is 0.98 EUR per share. Thus, the portion of the profit burdened by corporate income tax in solidarity surcharge is 3.70 EUR (26.375 % of 3.70 EUR is 0.98 EUR). After deduction of corporate income tax and the solidarity surcharge at their current tax rates, this results in a net share in the profit of 3.62 EUR. This net portion of the profit would change contractually in the case of future changes in the tax rate in accordance with the case law of the BGH. The difference between the burdened profit share of 3.70 EUR and the gross guaranteed dividend of 4.60 EUR in the amount of 0.90 EUR remains unchanged in the case of future changes in taxes.

Convenience Translation – only the German Version is legally binding

Schering AG		Gross
		compensation	included corp. tax/	Net compen-
		before corp.	sol. surcharge	sation after corp.
Equity value as of 13 Sep 2006		tax/sol. surcharge	26.38%	tax/ sol. surcharge
Derivation of average share in profits
Equity value	EUR m	21,221	4,497	16,723
Interest calculation with 4.14%	EUR m	878	186	692
Number of shares (m)	Unit	190.841	190.841	190.841

Compensation per share	EUR	4.60	0.98	3.62

Derivation of share in gross profit before corporate tax/ solidarity surcharge
Share in profits burdened with corporate tax / solidarity surcharge	EUR	3.70	0.98	2.72
unencumbered share in profits	EUR	0.90	0.00	0.90

Compensation per share	EUR	4.60	0.98	3.62

We have examined the correctness of the calculation for this determination. It reasonably enables the change in the guaranteed dividend in the case of future changes to corporate income tax as required by the BGH. Therefore, we consider the contractually provided guaranteed dividend and amount of 3.62 EUR to be reasonable in light of the described case law.
3. Reasonableness of the cash compensation
a) Relevance of the price paid in the context of the takeover offer
The acquisition of a qualified majority of the shares in Schering AG by Dritte BV GmbH was preceded by a take over offer with fight between bidders. In light of the specific background, we have asked ourselves the question whether the price paid by Dritte BV GmbH in the context of the takeover offer is relevant for evaluating the reasonableness of the cash compensation. Some guidance for this can be derived from the DAT/Altana order of the BGH dated 12 March 2001.2
Since the cash compensation offered by Dritte BV GmbH is 89.00 EUR corresponding to the price paid in the takeover offer, a question of the relevance of the purchase price paid as a consequence of the takeover offer for evaluating the reasonableness of the offered cash compensation can be left open. This offer corresponds to the highest cash author in the

[2]	BGH, Order dated 12. March 2001, II ZB 15/00, pp 15 et seq.

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course of the takeover process and is, thus, in any event reasonable because the determined company value and the determined average stock exchange prices would lead to a lower result.
b) Comparison with average stock exchange price
The following graph shows the course of the stock exchange price for Schering stock from 2 May 2006 until 28 July 2006. As is apparent from the graph, trading in Schering stock on the stock exchange took place throughout this entire period.
According to the case law of the BGH, it is not relevant whether the so called market capitalization (stock exchange price multiplied by the number of shares) is reasonable for the overall valuation; rather, the determinative factor is which value each of the shareholders whose rights are affected could have realized on the stock exchange. Since the incidental fluctuations resulting from the comparably small volume of shares traded can be evened out by using an average on the stock exchange, we considered it reasonable in accordance with the BGH not to determine the cash compensation on the basis of the stock exchange price on the effective or date but on the basis of a stock exchange average price for the Schering stock.
The three month average stock exchange price as of the day of the shareholders meeting can currently not be determined. In the independent expert opinion by KPMG, a reference. From

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27 April 2006 until 26 July 2006 is used. The identified average weighted stock exchange price is 86.61 EUR.
Our own determination of the average stock exchange price for the period taken into account by the Accountant leads to the same result. For the period from 2 May 2006 to 28 July 2006 the average stock exchange price is 86.65 EUR. The last available BaFin stock exchange price as of 25 July 2006 amounts to 86.52 EUR (retrieved on 2 August 2006). The result is that these average stock exchange prices are clearly below the offered cash compensation.
c) Evaluation of the reasonableness
The Domination and Profit and Loss Transfer Agreement of 31 July 2006 provides for cash compensation an amount of 89.00 EUR per share. It can be determined that the offered cash compensation of 89.00 EUR exceeds both the company value of Schering AG as well as the different, observed average stock exchange prices. We consider the offered cash compensation to be reasonable overall.

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D. FINAL DECLARATION
According to the result of our duly conducted audit pursuant to §§ 293 b, 293 e AktG, on the basis of the evidence and information provided to us, no objections are to be raised against the Domination and Profit and Loss Transfer Agreement between Dritte BV GmbH, Leverkusen, and Schering AG, Berlin.
We issue the final declaration pursuant to § 293 e AktG as follows:
“According to our determinations, a guaranteed dividend for the minority shareholders of Schering AG in the amount of 3.62 EUR for each fiscal year is reasonable. We evaluate the regulation in the Domination and Profit and Loss Transfer Agreement, according to which the guaranteed share in the profit consisting of a fixed gross amount of 4.60 EUR, minus the amount for the corporate income tax and the solidarity surcharge to be paid by Schering AG at the respective rate applicable for these taxes for the relevant fiscal year, whereby this deduction is only made with regard to the gross amount of 3.70 EUR per share, which is the profit burdened by German corporate income tax contained in the guaranteed dividend, to be reasonable in light of the decision of the BGH II ZB 17/01 as of 21 July 2003.
According to our findings, the contemplated compensation under which the minority shareholders of Schering AG receive cash compensation in the amount of 89.00 EUR per share in the Company is reasonable.”

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We are issuing this Report on the basis of the documents and information provided, taking into account the professional principles, particularly as they are set forth in §§ 2 and 43 of the Regulation of Accountants [Wirtschaftsprüferordnung].
Düsseldorf, 2 August 2006
Warth & Klein GmbH
Wirtschaftsprüfungsgesellschaft

Dr. Martin Jonas	Dr. Heike Wieland-Blöse
certified accountant	certified accountant

This document is a translation of the report ,,Bericht über die Prüfung des Beherrschungs- und Gewinnabführungsvertrags zwischen der Dritte BV GmbH, Leverkusen, und der Schering Aktiengesellschaft, Berlin, gemäß § 293 b Abs. 1 AktG“ which was written in German. The translation was performed by a professional translator. Warth & Klein GmbH does not assume any responsibility for the correctness of the translation. The German version is authoritative for decisionmaking purposes.

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ANNEX 1

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[Stamp: Official Copy]
[Received Stamp of Warth & Klein, 30 May 2006]
District Court [Landgericht] Berlin
Order

File No.: 102 AR 38/06 AktG	19 May 2006
In the proceedings pursuant to §§ 293b, 293c, 293d German Stock Corporations Act [Aktiengesetz, “AktG”] involving

1.	Dritte BV GmbH
Kaiser-Wilhelm Allee 1, 51373 Leverkusen,
2.	Schering AG
Müllerstraße 178, 13342 Berlin,
Applicants upon the joint application dated 12 May 2006,
Warth & Klein GmbH
Wirtschaftsprüfungsgesellschaft
Rosenstraße 47, 40479 Düsseldorf
is appointed as a joint contract examiner for both companies in accordance with § 291 para. 1 AktG with regard to the intended conclusion of a Domination and Profit and Loss Transfer Agreement under § 291 para. 1 AktG between the applicants.
The examiner cannot derive claims directed towards fees and/or reimbursement of expenses against the State of Berlin.
The Applicants must bear the costs of these appointment proceedings on the basis of a value for the proceedings of €20,000.00.
District Court of Berlin, Chamber for Commercial Matters 102
Pade
Presiding Judge of the District Court

[Official Copy
signature
Clerk of the Court]	[Seal of the Court]

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ANNEX 2

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Domination
and
Profit and Loss Transfer Agreement
between
Dritte BV GmbH, Leverkusen
- “BV” -
and
Schering Aktiengesellschaft, Berlin
- “Schering” -
§ 1
CONTROL
(1)	Schering submits the control of its company to BV. Accordingly, BV is authorized to issue instructions to the management board of Schering with regard to the management of the company. BV is not entitled to issue instructions to the management board of Schering to amend this contract, to maintain or to terminate it.

(2)	The management board of Schering is required pursuant to paragraph 1 to follow the instructions of BV.

(3)	Instructions must be issued in writing.

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§ 2
TRANSFER OF PROFITS
(1)	Schering is obligated to transfer its entire profits to BV. Subject to the creation or dissolution of reserves in accordance with paragraph 2, the annual net income which would accrue without the profit transfer, reduced by a possible loss carried forward from the preceding year and the amount to be allocated to the statutory reserve, must be transferred.

(2)	With the consent of BV, Schering may allocate parts of the annual net income to other profit reserves (§ 272 paragraph 3 German Commercial Code [ Handelsgesetzbuch, “HGB”]), insofar as this is admissible under commercial law and economically justified by a sound commercial judgment. Other profit reserves pursuant to § 272 paragraph 3 HGB created during the term of this Agreement shall be dissolved upon the demand of BV and used to compensate an annual net loss or transferred as profit. Other reserves and profit carried forward from the time before the term of this Agreement may not be transferred as profit or used to compensate an annual net loss.

(3)	The obligation to transfer profits first applies to the entire profit of the fiscal year in which this Agreement takes effect pursuant to § 6 paragraph 2, but at the earliest for the entire profit of the fiscal year beginning on 1 January 2007.
§ 3
ASSUMPTION OF LOSS
(1)	BV is obligated to compensate Schering pursuant to the provisions in § 302 German Stock Corporation Act (Aktiengesetz, “AktG”) for each annual net loss that would otherwise arise during the term of this Agreement, unless such loss is compensated for by withdrawing, in accordance with § 2 paragraph 2 sentence 2, amounts from the other profit reserves that have been allocated to them during the term of this Agreement.

(2)	The obligation to compensate Schering for its annual net loss first applies to the net loss of the fiscal year in which this Agreement takes effect pursuant to § 6 paragraph 2.

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§ 4
GUARANTEED DIVIDEND
(1)	For the term of this Agreement, BV guarantees the outside shareholders of Schering an adequate guaranteed dividend in the form of a recurring cash payment (guaranteed dividend).

(2)	The guaranteed dividend shall add up to a gross amount of EUR 4.60 per non-par share for each full fiscal year minus German corporate income tax and solidarity surcharge in accordance with the rate applicable to each of these taxes for the fiscal year concerned. This deduction is to be calculated only on the basis of the pro rata guaranteed dividend of EUR 3.70 per non-par share, included in the gross amount, arising from profits subject to German corporate income tax. According to the situation at the time of conclusion of the Agreement, the portion of the guaranteed dividend in the amount of EUR 3.70 per share consisting of profit burdened by German corporate income tax is subject to 25 % corporate income tax plus 5.5 % solidarity surcharge which constitutes a deduction of EUR 0.98. Together with the other portion of the guaranteed dividend in the amount of EUR 0.90 per share representing profits which are not subject to German corporate income tax, this results in a guaranteed dividend payment in the total amount of EUR 3.62 per non-par share for a complete fiscal year based on the circumstances existing at the time the Agreement was concluded.

(3)	The guaranteed dividend shall be granted beginning with the fiscal year in which this Agreement takes effect in accordance with § 6 paragraph 2. To the extent this Agreement takes effect in the fiscal year 2006, the guaranteed dividend per share is reduced by the amount of the dividend paid per non-par share by Schering for the fiscal year 2006.

(4)	If this Agreement terminates during a Schering fiscal year or if, during the term for which the obligation to transfer profits in accordance with § 2 paragraph 3 applies, Schering forms a short fiscal year, the guaranteed dividend shall be reduced pro rata temporis .

(5)	The guaranteed dividend payment shall become due on the first banking day following the Annual General Meeting of Schering for the preceding fiscal year.

(6)	If Schering’s share capital is increased by way of conversion of the company’s funds in return for the issuance of new shares, the guaranteed dividend per share shall decrease in such a way that the total amount of the guaranteed dividend remains unchanged. If Schering’s share capital is increased by means of a contribution in cash or in kind, the

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rights arising from this § 4 shall also apply to the shares resulting from the capital increase subscribed to by outside shareholders.

(7)	In the case that proceedings concerning the adequacy of the guaranteed dividend (“Spruchverfahren”) pursuant to the respective Act (“Spruchverfahrensgesetz”) are initiated and the court determines a higher guaranteed dividend by non-appealable decision, the outside shareholders shall be entitled to request a corresponding supplement to the guaranteed dividend they have received, even if they have already tendered their shares in return for compensation. Likewise, all outside shareholders shall be treated equally if BV, in a settlement to avert or terminate proceedings concerning the adequacy of the guaranteed dividend (“Spruchverfahren”) pursuant to the respective Act (“Spruchverfahrensgesetz”), agrees to a higher guaranteed dividend vis-à-vis a Schering shareholder.
§ 5
COMPENSATION
(1)	Upon demand of an outside shareholder of Schering, BV shall acquire his shares in return for a cash compensation of EUR 89.00 per share.

(2)	The obligation of BV to acquire shares is limited to a specific period of time. The period of time shall expire two months after the date on which the registration of this Agreement in the commercial register of Schering shall be deemed to have been announced in accordance with § 10 HGB. An extension of the time period under § 305 paragraph 4 sentence 3 AktG due to a motion for determination of the guaranteed dividend or the compensation by the court responsible according to § 2 Spruchverfahrensgesetz shall remain unaffected; in this case, the period of time expires two months after the date on which the decision on the last motion ruled on has been publicly announced in the electronic Federal Gazette (“Bundesanzeiger”).

(3)	The sale of the shares is free of cost for Schering shareholders.

(4)	If, prior to the expiration of the time period defined in paragraph 2, Schering’s share capital is increased by way of conversion of the company’s funds in return for the issuance of new shares, the compensation per share shall decrease in such a way that the total amount of the compensation remains the same. If the share capital of Schering is increased by means of a contribution in cash or in kind, the rights arising from this § 5

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shall apply also to the shares resulting from the capital increase subscribed to by outside shareholders.

(5)	In the case that proceedings concerning the adequacy of the compensation “Spruchverfahren” pursuant to the respective Act “Spruchverfahrensgesetz” are initiated and the court determines an increased compensation by a non-appealable decision, the outside shareholders shall be entitled to request a corresponding supplement to the compensation they have received, even if they have already tendered their shares in return for compensation. Likewise, all outside shareholders shall be treated equally if BV, in a settlement to avert or terminate proceedings concerning the adequacy of the compensation ( “Spruchverfahren” pursuant to the respective Act “Spruchverfahrens gesetz”, agrees to a higher compensation vis-à-vis a Schering shareholder.

(6)	If this Agreement is terminated by BV at a time in which the time period (defined in this § 5 paragraph 2) for acceptance of the compensation (defined in this § 5 paragraph 1) has expired, each outside shareholder is entitled to sell his shares for EUR 89.00 per share to BV; and BV is in turn obligated to purchase these shares. If the compensation defined in this § 5 paragraph 1 is increased by a non-appealable decision in proceedings concerning the adequacy of the compensation “Spruchverfahren”, BV will purchase the shares of outside shareholders, in accordance with the conditions described in sentence 1, for the amount determined in the decision. This obligation of BV to acquire the shares is limited to a specific period of time. The period of time shall expire two months after the date on which the registration of this Agreement in the commercial register of Schering shall be deemed to have been announced in accordance with § 10 HGB. Paragraphs 3 and 4 of this § 5 shall apply accordingly.
§ 6
EFFECTIVENESS AND TERM
(1)	To take effect, this Agreement requires the consent of the General Meeting of Schering and the consent of the shareholders', meeting of BV.

(2)	This Agreement shall take effect upon registration in the Commercial Register at the registered office of Schering. § 2 paragraph 3 of this Agreement shall remain unaffected.

(3)	This Agreement can be terminated by giving written notice subject to a notice period of six months prior to the end of a fiscal year of Schering. This Agreement may be terminated for the first time as of the end of the fiscal year that expires at least five years

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after the beginning of the fiscal year in which the obligation to transfer the entire profits pursuant to § 2 applies for the first time.

(4)	The right to terminate this Agreement for good cause (“wichtiger Grund ”) without notice shall remain unaffected. Furthermore, BV is entitled to terminate for good cause if it no longer holds the majority of the voting rights of shares in Schering.
§ 7
COMFORT LETTER (PATRONATSERKLÄRUNG)
(1)	BV is a wholly owned subsidiary of Bayer AG. BV and Bayer AG are parties to a profit and loss transfer agreement concluded in 2004 under which Bayer AG is obligated to compensate BV, pursuant to the provisions in § 302 AktG, for any annual net loss arising during the term of the agreement.

(2)	Without joining this Domination and Profit and Loss Transfer Agreement as a contracting party, Bayer AG has issued a comfort letter. In this comfort letter attached as an ANNEX to this Agreement, Bayer has undertaken irrevocably and without any restrictions to ensure that BV is managed and financially supported in such a manner that BV is at all times in a position to completely and timely perform all of its obligations under this Domination and Profit and Loss Transfer Agreement with Schering. Vis-à-vis the outside shareholders of Schering, Bayer AG guarantees irrevocably and without any restrictions that BV will completely and timely fulfill all of the outside shareholders’ claims under this Domination and Profit and Loss Transfer Agreement between BV and Schering, especially those with respect to the payment of the guaranteed dividend and the compensation.
§ 8
SEVERABILITY CLAUSE
Should a present or future provision of this Agreement be or become entirely or partly invalid or impracticable, or should there be an omission in this Agreement; the validity of the remaining provisions shall not be affected thereby. The parties to this Agreement, in the place of the invalid or impracticable provision or in order to fill in the omission, undertake to agree on an appropriate provision that, within the framework of what is legally permissible, comes closest to what the

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parties to this Agreement intended or would have intended in accordance with the purpose of this Agreement if they had considered the point.
31 July 2006
Dritte BV GmbH
Dr. Buchmeier
          Rosenberg
31 July 2006
Schering Aktiengesellschaft
Dr. Erlen
          Dr. Spiekerkötter
Annex:                     Comfort Letter of Bayer AG

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Comfort Letter
Dritte BV GmbH, Leverkusen, registered in the commercial register of the Local Court in Cologne under HRB 52162 (“BV”) intends to enter into a domination and profit and loss Transfer Agreement with Schering AG, Berlin, registered in the commercial register of the Local Court in Charlottenburg, Berlin, under 93 HRB 283 (“Schering”) as a dependent enterprise (the “Corporate Group Agreement”). It is intended to agree under the Corporate Group Agreement on a compensation in terms of Section 305 German Stock Corporation law (Aktiengesetz) in an amount of EUR 89.00 per non-par share and on a guaranteed dividend in terms of Section 304 German Stock Corporation law (Aktiengesetz) in a gross amount of EUR 4.60 (net currently EUR 3.62) per non-par share.
As the 100% parent company of BV, we, Bayer AG, Leverkusen, registered in the commercial register of the Local Court in Cologne under HRB 51368 (“Bayer AG”) hereby issue the following declaration:
Bayer AG undertakes without any restriction and irrevocably to ensure that BV is managed and financially supported in such a manner that BV is at all times in a position to timely perform all of its obligations under or in connection with the Corporate Group Agreement with Schering. Vis-à-vis the outside shareholders of Schering, Bayer AG guarantees irrevocably and without any restrictions that BV will fulfill all of the outside shareholders’ claims under or in connection with the Corporate Group Agreement between BV and Schering, especially those with respect to the payment of the guaranteed dividend and the compensation.
Leverkusen, this 27 July 2006
Bayer AG

Kühn	ppa. Müller

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ANNEX 3

[Translator’s notes are in square brackets]
General Engagement Terms
for
Wirtschaftsprüfer and Wirtschaftsprüfungsgesellschaften
[German Public Auditors and Public Audit Firms]
as of January 1, 2002
This is an English translation of the German text, which is the sole authoritative version
1. Scope
(1) These engagement terms are applicable to contracts between Wirtschaftsprüfer [German Public Auditors] or Wirtschaftsprüfungsgesellschaften [German Public Audit Firms] (hereinafter collectively referred to as the “Wirtschaftsprüfer”) and their clients for audits, consulting and other engagements to the extent that something else has not been expressly agreed to in writing or is not compulsory due to legal requirements.
(2) If, in an individual case, as an exception contractual relations have also been established between the Wirtschaftsprüfer and persons other than the client, the provisions of No. 9 below also apply to such third parties.
2. Scope and performance of the engagement
(1) Subject of the Wirtschaftsprüfer’s engagement is the performance of agreed services – not a particular economic result. The engagement is performed in accordance with the Grundsätze ordnungsmäßiger Berufsausübung [Standards of Proper Professional Conduct]. The Wirtschaftsprüfer is entitled to use qualified persons to conduct the engagement.
(2) The application of foreign law requires – except for financial attestation engagements – an express written agreement.
(3) The engagement does not extend – to the extent it is not directed thereto – to an examination of the issue of whether the requirements of tax law or special regulations, such as, for example, laws on price controls, laws limiting competition and Bewirtschaftungsrecht [laws controlling certain aspects of specific business operations] were observed; the same applies to the determination as to whether subsidies, allowances or other benefits may be claimed. The performance of an engagement encompasses auditing procedures aimed at the detection of the defalcation of books and records and other irregularities only if during the conduct of audits grounds therefor arise or if this has been expressly agreed to in writing.
(4) If the legal position changes subsequent to the issuance of the final professional statement, the Wirtschaftsprüfer is not obliged to inform the client of changes or any consequences resulting therefrom.
3. The client’s duty to inform
(1) The client must ensure that the Wirtschaftsprüfer – even without his special request – is provided, on a timely basis, with all supporting documents and records required for and is informed of all events and circumstances which may be significant to the performance of the engagement. This also applies to those supporting documents and records, events and circumstances which first become known during the Wirtschaftsprüfer’s work.
(2) Upon the Wirtschaftsprüfer’s request, the client must confirm in a written statement drafted by the Wirtschaftsprüfer that the supporting documents and records and the information and explanations provided are complete.
4. Ensuring independence
The client guarantees to refrain from everything which may endanger the independence of the Wirtschaftsprüfer’s staff. This particularly applies to offers of employment and offers to undertake engagements on one’s own account.
5. Reporting and verbal information
If the Wirtschaftsprüfer is required to present the results of his work in writing, only that written presentation is authoritative. For audit engagements the long-form report should be submitted in writing to the extent that nothing else has been agreed to. Verbal statements and information provided by the Wirtschaftsprüfer’s staff beyond the engagement agreed to are never binding.
6. Protection of the Wirtschaftsprüfer’s intellectual property
The client guarantees that expert opinions, organizational charts, drafts, sketches, schedules and calculations – expecially quantity and cost computations – prepared by the Wirtschaftsprüfer within the scope of the engagement will be used only for own purposes.
7. Transmission of the Wirtschaftsprüfer’s professional statement
(1) The transmission of a Wirtschaftsprüfer’s professional statements (long-form reports, expert opinions and the like) to a third party requires the Wirtschaftsprüfer’s written consent to the extent that the permission to transmit to a certain third party does not result from the engagement terms.
The Wirtschaftsprüfer is liable (within the limits of No. 9) towards third parties only if the prerequisites of the first sentence are given.
(2) The use of the Wirtschaftsprüfer’s professional statements for promotional purposes is not permitted; an infringement entities the Wirtschaftsprüfer to immediately cancel all engagements not yet conducted for the client.
8. Correction of deficiencies
(1) Where there are deficiencies, the client is entitled to subsequent fulfillment [of the contract]. The client may demand a reduction in fees or the cancellation of the contract only for the failure to subsequently fulfill [the contract]; if the engagement was awarded by a person carrying on a commercial business as part of that commercial business, a government-owned legal person under public law or a special government-owned fund under public law, the client may demand the cancellation of the contract only if the services rendered are of no interest to him due to the failure to subsequently fulfill [the contract]. No. 9 applies to the extent that claims for damages exist beyond this.
(2) The client must assert his claim for the correction of deficiencies in writing without delay. Claims pursuant to the first paragraph not arising from an intentional tort cease to be enforceable one year after the commencement of the statutory time limit for enforcement.
(3) Obvious deficiencies, such as typing and arithmetical errors and formelle Mängel [deficiencies associated with technicalities] contained in a Wirtschaftsprüfer’s professional statements (long-form reports, expert opinions and the like) may be corrected – and also be applicable versus third parties–by the Wirtschaftsprüfer at any time. Errors which may call into question the conclusions contained in the Wirtschaftsprüfer’s professional statements entitle the Wirtschaftsprüfer to withdraw– also versus third parties–such statements. In the cases noted the Wirtschaftsprüfer should first hear the client, if possible.
9. Liability
(1)	The liability limitation of § [“Article”] 323 (2)[“paragraph 2”] HGB [“Handelsgeseizbuch”: German Commercial Code] applies to statutory audits required by law.
(2)	Liability for negligence, An individual case of damages
If neither No. 1 is applicable nor a regulation exists in an individual case, pursuant to § 54a (1) no. 2 WPO [“Wirtschaftspruferordnung”; Law regulating the Profession of Wirtschaftsprüfer] the liability of the Wirtschaftsprüfer for claims of compensatory damages of any kind – except for damages resulting from injury to life, body or health – for an individual case of damages resulting from negligence is limited to € 4 million; this also applies if liability to a person other than the client should be established. An individual case of damages also exists in relation to a uniform damage arising form a number of breaches of duty. The individual case of damages encompasses all consequences from a breach of duty without taking into account whether the damages occurred in one year or in a number of successive years. In this case multiple acts or omissions of acts based on a similar source of error or on a source or error of an equivalent nature are deemed to be a uniform breach of duty if the matters in question are legally or economically connected to one another. In this event the claim against the Wirtschaftsprufer is limited to € 5 million. The limitation to the fivefold of the minimum amount insured does not apply to compulsory audits required by law.
(3) Preclusive deadlines
A compensatory damages claims may only be lodged within a preclusive deadline of one year of the rightful claimant having become aware of the damage and of the event giving rise to the claim – at the very latest, however, within 5 years subsequent to the event giving rise to the claim. The claim expires if legal action is not taken within a six month deadline subsequent to the written refusal of acceptance of the indemnity and the client was informed of this consequence. The right to assert the bar of the preclusive deadline remians unaffected. Sentences 1 to 3 also apply to legally required audits with statutory liability limits.

10. Supplementary provisions for audit engagements
(1) A subsequent amendment or abridgement of the financial statements of management report audited by a Wirtschaftsprüfer and accompanied by an auditor’s report requires the written consent of the Wirtschaftsprüfer even if these documents are not published. If the Wirtschaftsprüfer has not issued an auditor’s report, a reference to the audit conducted by the Wirtschaftsprüfer in the management report or elsewhere specified for the general public is permitted only with the Wirtschaftsprüfer’s written consent and using the wording authorized by him.
(2) If the Wirtschaftsprüfer revokes the auditor’s report, it may no longer be used. If the client has already made use of the auditor’s report, he must announce its revocation upon the Wirtschaftsprüfer’s request.
(3) The client has a right to 5 copies of the long-form report. Additional copies will be charged for separately.
11. Supplementary provisions for assistance with tax matters
(1)When advising on an individual tax issue as well as when furnishing continuous tax advice, the Wirtschaftsprüfer is entitled to assume that the facts provided by the client — especially numerical disclosures — are correct and complete; this also applies to bookkeeping engagement. Nevertheless, he is obliged to inform the client of any errors he has discovered.
(2) The tax consulting engagement does not encompass procedures required to meet deadlines, unless the Wirtschaftsprüfer has explicitly accepted the engagement for this. In this event the client must provide the Wirtschaftsprüfer on a timely basis, all supporting documents and records – especially tax assessments material to meeting the deadlines, so that the Wirtschaftsprüfer has an appropriate time period available to work therewith.
(3) In the absence of other written agreements, continuous tax advice encompasses the following work during the contract period:
(a)	preparation of annual tax returns for income tax corporation tax and business tax, as well as net worth tax returns on the basis of the annual financial statements and other schedules and evidence required for tax purposes to be submitted by the client

(b)	examination of tax assessments in relation to the taxes mentioned in (a)

(c)	negotiations with tax authorities in connection with the returns and assessment mentioned in (a) and (b)

(d)	participation in tax audits and evaluation of the results of tax audits with respect to the taxes mentioned in (a)

(e)	participation in Einspruchs- and Beschwerdeverfahren [appeals and complaint procedures] with respect to the taxes mentioned in (a).
In the afore-mentioned work the Wirtschaftsprüfer takes material published legal decisions and administrative interpretations into account.
(4) If the Wirtschaftsprüfer receives a fixed fee for continuous tax advice, in the absence of other written agreements the work mentioned under paragraph 3 (d) and (e) will be charged separately.
(5) Services with respect to special individual issues for income tax, corporate tax, business tax, valuation procedures for property and net worth taxation, and net worth tax as well as all issues in relation to sales tax, wages tax, other taxes and dues require a special engagement. This also applies to:
(a)	the treatment of nonrecurring tax matters, e.g. in the field of estate tax, capital transactions tax, real estate acquisition tax

(b)	participation and representation in proceedings before tax and administrative courts and in criminal proceedings with respect to taxes, and

(c)	the granting of advice and work with respect to expert opinions in connection with conversions of legal form, mergers, capital increases and reductions, financial reorganizations, admission and retirement of partners or shareholders, sale of a business, liquidations and the like.
(6) To the extent that the annual sales tax return is accepted as additional work this does not include the review of any special accounting prerequisites nor of the issue as to whether all potential legal sales tax reductions have been claimed. No guarantee is assumed for the completeness of the supporting documents and records to validate the deduction of the input tax credit.
12. Confidentially towards third parties and data security
(1) Pursuant to the law the Wirtschaftsprüfer is obliged to treat all facts that he comes to know in connection with his work as confidential, irrespective of whether these concern the client himself of his business associations, unless the client releases him from this obligation.
(2) The Wirtschaftsprüfer may only release long-term reports, expert opinions and other written statements on the results of his work to third parties with the consent of his client.
(3) The Wirtschaftsprüfer is entitled – within the purposes stipulated by the client – to process personal data entrusted to him or allow then to be processed by third parties.
13. Default of acceptance and lack of cooperation on the part of the client.
If the client defaults in accepting the services offered by the Wirtschaftsprüfer of if the client does not provide the assistance incumbent on him pursuant to No. 3 or otherwise, the Wirtschaftsprüfer is entitled to cancel the contract immediately. The Wirtschaftsprüfer’s right to compensation for additional expenses as well as for damages caused by the default of the lack at assistance is not affected, even if the Wirtschaftsprüfer does not exercise his right to cancel.
14. Remuneration
(1) In addition to his claims for fees or remuneration, the Wirtschaftsprüfer is entitled to reimbursement of his outlays: sales tax will be billed separately. He may claim appropriate advances or remuneration and reimbursement of outlays and make the rendering of his services dependent upon the complete satisfaction of his claims. Multiple clients awarding engagements are jointly and severally liable.
(2) Any set off against the Wirtschaftsprüfer claims for remuneration and reimbursement of outlays is permitted only for undisputed claims or claims determined to be legally valid.
15. Retention and return of supporting documentation and records
(1) The Wirtschaftsprüfer retains, for seven years, the supporting documents and records in connection with the completion of the engagement – that had been provided to him and that he has prepared himself – as well as the correspondence with respect to the engagement.
(2) After the settlement of his claims arising from the engagement, the Wirtschaftsprüfer, upon the request of the client, must return all supporting documents and records obtained from him or for him by reason of his work on the engagement. This does not, however apply to correspondence exchanged between the Wirtschaftsprüfer and his client and to any documents of which the client already has the original or a copy. The Wirtschaftsprüfer may prepare and retain copies or photocopies of supporting documents and records which he returns to the client
16. Applicable law
Only German law applies to the engagement, its conduct and any claims arising therefrom.